



Hunt Corporation
Proxy Statement,
Annual Report on Form 10-K
and Other Shareholder Information

Letter to Shareholders



Notice of 2002 Annual Meeting and Proxy Statement

2001 Annual Report on Form 10-K

Other Shareholder Information

To Our Shareholders:

We faced a challenging — and dramatically changed — business environment in 2001. Our business was affected by overcapacity in the graphics markets, a soft U.S. economy, and the impact of the events of September 11 on our markets around the world.

The situation required a truly strategic response, based on an exhaustive analysis of our markets and our positions in them. We concluded that our strongest option was to refine the focus of the Company to the traditional markets and powerful brands that are the core of our strength and knowledge.

We were able to make the necessary changes quickly and advantageously. By divesting the commercial Graphics Products business, we created a simplified operation that offers immediate benefits and a wider range of strategic options for the future. As a result, we ended the year with a strong balance sheet and an outlook for the future that is optimistic.

That's the year in a nutshell. I'd like to share with you, in more depth, the thinking behind our actions.

Making the hard decisions.

The divestiture of the commercial Graphics Products business became our clearest option as we analyzed the dramatic changes that had taken place in the market since we began to focus on it in 1996.

In 1996, we were one of four competitors pursuing a market predicted to grow at a high rate. Unfortunately, those predictions attracted a crowd of new players. By 2001, the number of competing companies had reached 22 — probably more than even a robust market could stand. But to compound problems, the high-end laminator market had become saturated, the promised high growth rate of the inkjet market had slowed, and the advertising industry — which drives growth in these markets — was one hard hit in the overall economic downturn.



These factors ushered in a period of market consolidation, and we chose to sell our commercial Graphics Products business to Neschen AG, a major European player focused exclusively on commercial graphics, as most beneficial to all concerned. The sale was effective October 1, 2001.

We believe that the combination of Neschen and Seal — two powerful brands — will allow Neschen to realize the full potential of the commercial graphics market. As part of the sale agreement, we are helping Neschen develop a U.S. presence by continuing to manufacture products and to provide service in the U.S. until March of 2002.

Taking advantage of a new simplicity.

Our central strategy in 2001 was to concentrate all our efforts on our most profitable and stable markets.

By year's end, we had become a more streamlined company that is tightly focused on our Boston, X-Acto, and Bienfang brands. These brands are proven strong performers with good margins, historically predictable income streams, and outstanding cash generation capabilities. They command considerable loyalty among consumers.

With these brands, we are targeting markets that we have known and served for more than 100 years, and in which we have broad, well-established distribution channels. This base of distribution provides a fertile field for growing these brand franchises, and also offers a range of opportunities for new initiatives.

By streamlining the Company, we also created opportunities to significantly increase earnings by simplifying operations and reducing costs. We developed a cost reduction program to do this, which we began to implement immediately after the divestiture. It will be complete by around mid-year 2002. We project that it will reduce costs by approximately $4 million in 2002 and by almost $5 million per year going forward.

Other economic benefits of the divestiture include reduction of our debt by about $28 million and anticipated reduction in our annual interest costs by about $1.8 million. In addition, it provided cash that expands our strategic options for increasing shareholder value.

Planning for executive succession.

As part of our planned transition to a smaller executive management structure to match the streamlined Hunt, I will relinquish my Chief Executive Officer position around mid-year 2002 and will continue to serve as Chairman of the Board until year's end. Brad Johnson, named President and Chief Operating Officer in December of 2001, will succeed me.

Brad has done an excellent job of managing the Consumer Products business. He has lots of energy — and considerable potential. He and I will be working closely throughout the year to ensure continuity and an orderly transition.

Looking forward with renewed expectations.

With the difficult decisions and decisive actions of 2001 behind us, I'm looking at 2002 with real optimism — especially for our 2002 earnings.

We will be a highly efficient organization with simple, more predictable, profitable businesses.

We will hold to conservative strategies while the U.S. economy and our markets remain uncertain. In fact, we do not expect to see sales recover to prior year levels until at least the second half of the year.

We will focus on delivering outstanding service and closely managing our costs as the year unfolds.

My view is that, with select new products, a modest rebound of the economy in the second half, and the realization of the advantages of our cost reduction program, we should see modest revenue growth and stronger earnings for the year.

Sincerely,

March 1, 2002



Donald L. Thompson

Chairman of the Board and
Chief Executive Officer

NOTE — This document contains a letter to shareholders from the Chairman and Chief Executive Officer of the Company, the Company's Proxy Statement relating to its 2002 Annual Meeting, the Company's 2001 Annual Report on Form 10-K, and certain other shareholder information. The letter to shareholders, the Form 10-K, and the other shareholder information, together, constitute the Company's Annual Report to Shareholders and are not to be regarded as proxy solicitation material.

THE COMPANY

Hunt Corporation (NYSE:HUN) is a manufacturer and international marketer of consumer products. Hunt's well known brand names — BOSTON®, X-ACTO®, and BIENFANG® — are synonymous with high quality.

Hunt's products are targeted to home, office, hobby, and educational users and include the BOSTON line of pencil sharpeners, staplers, paper punches, and fans; the X-ACTO line of carving knives, blades and assorted hobby tools and paper trimmers; the Bienfang brand of commercial and fine art papers; HUNT® project display board; STURDY BOARD® foam board; and PAINTERS® paint markers, as well as a line of finishing equipment, laminates, and adhesives targeted to the framing market. The Company's products are primarily sold through large retail outlets and through office, art supply and framing wholesalers and dealers.

Hunt, in its second century of service, will continue to focus on making its customers more successful through its innovative current and new product offerings.

Forward-looking statements:

Certain statements contained in this report are forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements represent management's assessment based upon information currently available, but are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in the forward-looking statements. These risks and uncertainties include, but are not limited to, the Company's ability to successfully complete the implementation, and realize the anticipated benefits of its restructuring and cost reduction plans on a timely basis; the effect of, and changes in, worldwide general economic conditions, including the severity of any economic slowdown; price and availability of raw materials; foreign exchange rates; technological and other changes affecting the manufacture of and demand for the Company's products; competitive and other pressures in the marketplace; acts of terrorism; and other risks and uncertainties set forth herein and as may be set forth in the Company's subsequent press releases and/or Forms 10-Q, 8-K, and other filings with the Securities and Exchange Commission.

HUNT®



Notice of 2002 Annual Meeting and Proxy Statement



HUNT CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be Held on April 17, 2002

To Our Shareholders:

The Annual Meeting of Shareholders of Hunt Corporation will be held at ten o'clock a.m. on April 17, 2002, on the 50th Floor, Furness Forum, Bell Atlantic Tower, 1717 Arch Street, Philadelphia, Pennsylvania, for the following purposes:

1. To elect three directors to serve for a three-year term;

2. To vote on a proposal to amend the Company's Restated Articles of Incorporation to provide that Subchapter E – Control Transactions – of the Pennsylvania Business Corporation Law shall not be applicable to the Company;

3. To vote on a proposal to ratify the appointment of independent accountants; and

4. To transact such other business as may properly come before the meeting and any adjournments thereof.

The Board of Directors has fixed the close of business on February 15, 2002 as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournments thereof.

All shareholders are cordially invited to attend the meeting in person. **However, whether or not you plan to attend, please promptly sign, date, and mail the enclosed proxy card in the enclosed return envelope which requires no postage if mailed in the United States.** Returning your proxy card does not deprive you of your right to attend the meeting and vote your shares in person.

By order of the Board of Directors,

DENNIS S. PIZZICA, *Secretary*

March 1, 2002

HUNT CORPORATION

One Commerce Square
2005 Market Street
Philadelphia, PA 19103

PROXY STATEMENT

This proxy statement, which is being sent to shareholders on or about March 14, 2002, is furnished in connection with the solicitation of proxies by the Board of Directors of Hunt Corporation (the "Company") for use at the forthcoming Annual Meeting of Shareholders (the "Meeting") to be held on April 17, 2002, and at any adjournments thereof.

At the close of business on February 15, 2002, the record date for determination of shareholders entitled to notice of, and to vote at, the meeting, there were outstanding an aggregate of 8,903,975 of the Company's Common Shares.

Voting and Revocability of Proxies

Each Common Share outstanding on the record date is entitled to one vote on all matters to come before the Meeting, except that shareholders have the right to cumulate their votes in the election of directors. This means that shareholders may multiply the number of votes to which they are entitled by the number of directors to be elected, and the whole number of such votes may be cast for one nominee or distributed among any two or more nominees. If you wish to cumulate your votes in this manner, you must clearly indicate on your proxy card your desire to cumulate and how many votes you wish to cast for each nominee.

A majority of the Common Shares entitled to vote at the Meeting, represented in person or by proxy, constitutes a quorum. In the election of directors, assuming a quorum is present, the three nominees receiving the highest number of votes cast at the Meeting will be elected. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of Proposals 2 and 3, assuming a quorum is present. Abstentions, the withholding of a vote, or the specific direction not to cast any vote on a specific matter, such as broker non-votes, will not constitute the casting of a vote on such matter.

Your proxy may be revoked at any time prior to its exercise by giving written notice to the Secretary of the Company, by presenting a duly executed proxy bearing a later date, or by voting in person at the Meeting, but your mere attendance at the Meeting will not revoke your proxy. Your proxy, when properly executed, will be voted in accordance with the specific instructions indicated on your proxy card. Unless contrary instructions are given, your proxy will be voted FOR the election of the three nominees for director, as provided under "Election of Directors" below (in equal amounts or cumulatively, as the persons voting the proxies may determine); FOR approval of the amendment of the Restated Articles of Incorporation to provide that Subchapter E – Control Transactions – of the Pennsylvania Business Corporation Law shall not be applicable to the Company; FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent accountants for the 2002 fiscal year; and to the extent permitted by the rules of the Securities and Exchange Commission (the "SEC"), in accordance with the judgment of the persons voting the proxies upon such other matters as may come before the Meeting and any adjournments thereof. In the latter regard, the Company intends to avail itself, until further notice, of the provisions of Rule 14A-4(c)(i) which grants the persons voting the proxies discretionary authority to vote on any shareholder proposals presented at an Annual Meeting of which proposals the Company has not received notice at least 90 days prior to the anniversary date (April 18, 2001) of the previous year's Annual Meeting. The Company has received no such notice with respect to any such shareholder proposals to be presented at the 2002 Annual Meeting. (See also "Additional Information – Shareholder Proposals" appearing later in this proxy statement.)

1. ELECTION OF DIRECTORS

The Restated Articles of Incorporation and By-laws of the Company presently provide that the number of directors shall be ten, to be divided into three classes as nearly equal in number as possible. The Board of Directors (the "Board") has nominated and recommends the election of the following three persons to serve as directors of the Company until the 2005 Annual Meeting or until their successors are elected and have qualified:

Donald D. Belcher — Bradley P. Johnson — Robert H. Rock

All of the nominees are presently serving as directors of the Company, Messrs. Belcher and Rock having previously been elected by the shareholders of the Company, and Mr. Johnson having been elected a director by the Board on February 13, 2002 to fill the vacancy created by the retirement of Malcolm J. Thompson, a director of the Company since 1998, on December 19, 2001. Although the Board has no reason to believe any of the nominees will be unable to serve, if such should occur, your proxy will be voted (unless marked to the contrary) for such person or persons, if any, as shall be recommended by the Board. However, your proxy will not be voted for the election of more than three directors.

The following table sets forth, as of February 1, 2002, certain information with respect to each nominee for election as a director and each director whose term of office will continue after the Meeting:

Name, Age and Occupation[1]	Director Since	Present Term Expires
Donald D. Belcher, 63 Chairman and Chief Executive Officer of Banta Corporation, a printing and supply chain management company	1997	2002
Ursula M. Burns, 43 Corporate Senior Vice President and President, Document Solutions Group of Xerox Corporation, a document company. Previously, Senior Vice President, Corporate Strategic Services (April 2000-October 2001); Senior Vice President, Worldwide Manufacturing and Supply Chain Services (January 1999-April 2000); and Vice President and General Manager, Departmental Business Unit (January 1997-January 1999) of Xerox Corporation.	1999	2003
Jack Farber, 68 Chairman of the Board (and President until June 1999) of CSS Industries, Inc., a consumer products company.	1970	2003
William F. Hamilton, Ph.D., 62 Landau Professor of Management and Technology, The Wharton School of the University of Pennsylvania. Director of Neose Technologies, Inc., and Digital Lightwave, Inc.	1986	2004
Mary R. (Nina) Henderson, 51 Consultant to J.P. Morgan Partners, LLC, a global private equity organization. Formerly, Corporate Vice President, Core Business Development, Bestfoods, an international food company (through December 2000); and Corporate Vice President and President, Bestfoods Grocery (1997-1999). Director of AXA Financial, Inc., The Equitable Life Assurance Society of the United States, Pactiv Corporation, and The "Shell" Transport and Trading Company, p.l.c.	1991	2004
Bradley P. Johnson, 40 President and Chief Operating Officer of the Company since December 2001. Previously, Senior Vice President/General Manager of Hunt Products (January 2001-November 2001); Vice President/General Manager of Hunt Products (June 2000-December 2000); Vice President/General Manager of Consumer Products (May 1999-May 2000); and General Manager of the Infant Feeding Business Unit at H. J. Heinz Company (1997-1999).	2002	2002

Name, Age and Occupation[1]	Director Since	Present Term Expires
Gordon A. MacInnes, 60[2] President and Chief Executive Officer of Citizens for Better Schools (1999-2001); Author and former New Jersey State Senator (1994-1998).	1970	2003
Robert H. Rock, D.B.A., 51 President of MLR Holdings, L.L.C., a publishing company which produces business publications, executive conferences, and community newspapers, and Chairman of Metroweek Corporation, publisher of the City Paper. Director of Alberto-Culver Company, Quaker Chemical Co., Advanta Corporation, and Penn Mutual Life Insurance Company.	1989	2002
Donald L. Thompson, 60 Chairman and Chief Executive Officer of the Company.	1996	2003
Victoria B. Vallely, 51[2] Manager, Bartol Family Partnerships, an investment partnership.	1976	2004

(1) Except as otherwise noted, the named individuals have had the occupations indicated (other than directorships) for at least five years.

(2) Mr. MacInnes is married to Ms. Vallely's sister. Both Mrs. MacInnes and Ms. Vallely are daughters of the late George E. Bartol III, a former Chairman of the Board, Chief Executive Officer, and principal shareholder of the Company.

Information Concerning Meetings and Certain Committees

The Board held eight formal meetings during fiscal 2001. The Company has standing Audit, Compensation, and Nominating Committees of its Board. The Audit Committee members currently are Messrs. Farber, Hamilton, and MacInnes. This Committee makes recommendations to the Board concerning the engagement, retention, and discharge of independent accountants; reviews with members of the Company's management and internal auditors and with the Company's independent accountants the plans and results of the auditing engagement, the Company's financial statements and the adequacy of the Company's system of internal accounting controls; and directs any investigations into matters within the scope of the foregoing duties. During fiscal 2001, the Audit Committee met five times. (See "Additional Information – Audit Committee Report" herein and the recently amended Audit Committee Charter attached as an Appendix to this proxy statement.) The Compensation Committee currently is composed of Ms. Burns, Ms. Henderson, and Mr. Rock. This Committee establishes the salaries of executive officers and makes recommendations to the Board regarding the adoption, extension, amendment, and termination of compensation plans in which officers or directors may participate. It also exercises administrative powers pursuant to certain of those plans. The Compensation Committee held seven formal meetings during fiscal 2001. The members of the Nominating Committee currently are Messrs. Belcher, MacInnes, and Rock and Ms. Vallely. The primary purpose of this Committee, which held one meeting during fiscal 2001, is to identify and recommend to the Board qualified individuals to serve as directors of the Company. The Nominating Committee has not determined whether it will consider nominees recommended by shareholders.

The Board also has an Executive Committee whose current members are Messrs. MacInnes, Farber, Rock, and Thompson. The Executive Committee generally is empowered, subject to certain limitations, to exercise the authority of the Board between Board meetings. The Board also, from time to time, appoints special committees for specific purposes.

During fiscal 2001, all directors attended in person or by conference telephone at least 75% of the *total* number of meetings of the Board and committees of the Board on which they served, with the exceptions of Messrs. Belcher and Farber, who attended 73% and 70% of such meetings, respectively.

Compensation of Directors

The non-employee directors of the Company participate in the Company's 1997 Non-Employee Director Compensation Plan. Pursuant to this plan, the Company pays to each of its non-employee directors annual directors' fees of $5,000 in cash and $12,000 in grants of Common Shares, plus cash of $1,000 for each Board meeting and $1,000 ($1,250 for committee chairpersons) for each committee meeting attended. In addition, this plan provides for annual grants to each non-employee director of non-qualified stock options to purchase up to 2,000 Common Shares at the fair market value of such shares on the date of grant, such options to vest after two years (subject to possible acceleration in certain circumstances) and to extend for ten years (subject to possible earlier termination in certain circumstances). During fiscal 2001, options to purchase 2,000 Common Shares were granted pursuant to this plan to each of the nine non-employee directors at an exercise price of $6.11 per share. The exercise prices of options outstanding under this plan range from $6.11 to $23.22. As of February 1, 2002, no such options had been exercised. In addition, the Company reimburses directors for certain expenses incurred in attending Board and committee meetings. From time to time, the Company also compensates non-officer directors for special services but did not do so in fiscal 2001.

The non-officer directors also participate in the 1994 Non-Employee Directors' Stock Option Plan which provides for one-time automatic grants of non-qualified options to purchase 5,000 Common Shares (at a per share price equal to the fair market value of a Common Share on the grant date of the option) on January 26, 1994 to each of the non-employee directors in office at that time, and to subsequent non-employee directors at the time of their election to the Board. Options granted under this plan extend for a term of ten years from the grant date (subject to earlier termination in certain circumstances) and become exercisable at the rate of 20% per year over five years from the grant date (subject to acceleration in certain circumstances). The options outstanding under this plan have exercise prices ranging from $10.5625 per share to $18.6875 per share. As of February 1, 2002, an aggregate of 3,000 options had been exercised under this plan.

2. AMENDMENT OF RESTATED ARTICLES OF INCORPORATION

In February 2002, the Company's Board adopted, subject to shareholder approval, an amendment to the Company's Restated Articles of Incorporation. This amendment would provide that Subchapter E – Control Transactions (which we refer to herein as "Subchapter E") of the Pennsylvania Business Corporation Law of 1988, as amended (the "Pennsylvania BCL"), will not be applicable to the Company. Subchapter E, which is summarized below, is one of a number of so-called anti-takeover laws which Pennsylvania enacted during the 1980's to afford corporations incorporated in Pennsylvania and their shareholders protection against certain types of takeovers and acquisitions of control by third parties. However, Subchapter E permits Pennsylvania corporations to elect not to be governed by its provisions by amending their articles of incorporation to so provide, and over the years many Pennsylvania corporations have elected not to be governed by Subchapter E. The Board believes that Subchapter E unduly limits the Company's flexibility in pursuing certain possible strategic directions, and thus, is not in the best interests of the Company and its shareholders. ACCORDINGLY, THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE AMENDMENT TO THE COMPANY'S RESTATED ARTICLES OF INCORPORATION ELECTING NOT TO BE SUBJECT TO SUBCHAPTER E.

Summary of Subchapter E.

Subchapter E (15 Pa. C.S. §§2541-2548) provides that, subject to certain grandfathering and other exceptions, if a person or entity or a group of persons or entities acting together (which the statute refers to as a "controlling person or group") acquires voting power over shares of a publicly-traded Pennsylvania corporation (as the Company is) that would entitle the controlling person or group to cast at least 20% of the votes that all shareholders of the corporation would be entitled to cast in an election of directors of the corporation (the acquisition of such voting power being hereinafter referred to as a "control transaction"), then: (i) prompt notice of such control transaction must be given by the controlling person or group to all other holders of voting shares of the corporation; and (ii) any such

holders who object to the control transaction and comply with specified procedures may demand that the controlling person or group purchase such objecting holders' voting shares for their "fair value."

The minimum value that such objecting holders are entitled to receive from the controlling person or group under Subchapter E is the highest price paid per share by the controlling person or group within the 90-day period ending on the date of the control transaction. If objecting holders believe the fair value of their voting shares is higher than this minimum amount, they are entitled to have the fair value of their voting shares determined by an appraiser appointed by the court. Any appraiser so appointed is required to determine the fair value of each voting share as of the date of the control transaction, taking into account all relevant factors, including an increment representing a proportion of any value payable for acquisition of control of the corporation (sometimes referred to as a control premium). The appraisal costs are to be borne by the controlling person or group, and the appraised fair value, plus interest, must then be paid by the controlling person or group to those holders who demanded the appraised fair value in return for their voting shares.

Reasons for the Proposed Amendment to the Company's Articles of Incorporation.

Subchapter E is intended to offer Pennsylvania corporations some protection against possible coercive or unfair takeovers. However, the Board has concluded that Subchapter E unduly limits the Company's flexibility in pursuing various possible strategic directions, and therefore, is not in the best interests of the Company and its shareholders.

In the performance of their duties as directors of the Company, the members of the Board in the past have reviewed and evaluated, and are continuing to review and evaluate, various possible strategies that the Company might pursue to enhance shareholder value. Such possible strategies range from growing the Company, through internal development, joint ventures and/or acquisitions, to selling all or a part of the Company. The sale of the Company's commercial Graphics Products in October 2001 was itself a strategic move to simplify the Company, focus its product offerings, substantially reduce its cost base, and thus, expand the range of potential strategic options available to it.

Pursuing certain types of potential strategic directions could involve entering into transactions which might be deemed to be control transactions within the meaning of Subchapter E. For example, should the Company wish to acquire all of or an interest in another company through the issuance of a significant number of the Company's Common Shares or to have an institutional investor or other investment entity or group acquire a significant Common Share position in the Company, if either of the above two possible types of transactions would result in any person or group acquiring voting power over 20% or more of the Common Shares of the Company, the transaction would be a control transaction, and such person or group would be a control person or group subject to Subchapter E. Accordingly, all the other holders of Common Shares of the Company would be entitled to demand that the control person or group purchase their Common Shares for fair value. It is unlikely that such a potential seller of a business to the Company or such a potential investor in the Company would agree to enter into the control transaction and run the risk that the other holders would exercise this right. Similarly, the possibility that Subchapter E could be triggered, giving holders of Common Shares the right to demand the appraised fair value of their shares, and the uncertainty of what that fair value ultimately would be determined by an appraiser to be, could pose obstacles to, or even be a deterrent to, certain types of friendly acquisitions of the Company.

Unfortunately, unlike a number of other anti-takeover laws adopted by Pennsylvania and other states, Subchapter E does not exempt from its provisions control transactions which have been approved prior to their consummation by the directors of a corporation. Thus, Subchapter E might effectively prevent the Company from entering into certain types of transactions even though the Board may have determined that they could benefit the Company and its shareholders. It is for this reason that many other publicly-traded Pennsylvania corporations have elected not to have the provisions of Subchapter E be applicable to them.

Certain Other Considerations.

Approval of the proposed amendment to the Company's Restated Articles of Incorporation to make Subchapter E inapplicable to the Company would permit control transactions, as defined under "Summary of Subchapter E" above, to take place without entitling other holders of the Company's Common Shares to demand that they receive fair value for their shares as provided in Subchapter E. Of course, it also would remove whatever deterrent effect that Subchapter E might have on possible changes of control and unfair or coercive takeovers of the Company. However, even if Subchapter E were no longer applicable to the Company, other provisions of the Company's Restated Articles of Incorporation and By-laws and of the Pennsylvania BCL could have the effect of delaying or discouraging, to some extent, certain takeovers or changes in control of the Company. For example, the Company's Restated Articles of Incorporation and/or By-laws contain provisions which: (i) provide for cumulative voting in the election of directors, classify the Board into three classes of directors and contain limitations on shareholders' rights to remove directors, making it more difficult for a potential acquirer to gain control of the Board; (ii) permit the Board to issue, without shareholder approval, "blank check" preferred stock with such rights and preferences as the Board may determine; and (iii) prohibit the Company, with some exceptions, from entering into certain types of transactions, including a merger with, or sale of all or substantially all of the assets of the Company to, a "Related Person" unless approved by the holders of at least 70% of the outstanding Common Shares or by a majority of the directors who were elected before the person, entity or group became a Related Person. A Related Person, for this purpose, means a person, entity or group beneficially owning 5% or more of the outstanding Common Shares. Similarly, Subchapter F – Business Combinations – of the Pennsylvania BCL, which would continue to apply to the Company, would impose certain Board approval, shareholder approval and "fair price" requirements on certain mergers or business combinations with a person, entity or group beneficially owning 20% or more of the outstanding Common Shares.

The four daughters of the late George E. Bartol III (who was a former Chairman of the Board, Chief Executive Officer, and principal shareholder of the Company), their spouses and children and trusts for their benefit hold substantial amounts of Common Shares which holdings, if added together, would substantially exceed the 20% threshold in Subchapter E. (See "Additional Information – Common Share Ownership by Certain Beneficial Owners and Management" appearing later in this proxy statement for information concerning the beneficial ownership of Common Shares by certain of the trusts for the benefit of the Bartol family and by those members of the Bartol family or their spouses who are directors of the Company.) Although the Bartol family holdings of Common Shares date back many years and do not trigger the provisions of Subchapter E, the amendment of the Company's Restated Articles of Incorporation electing not to be governed by Subchapter E could be of benefit to members of the Bartol family and related trusts in that it would make it easier for them, if they so desired, to sell their holdings of Common Shares to a buyer or group of buyers, possibly on terms which would not be available to other shareholders, since such buyer or buyers would not have to offer to purchase all other outstanding Common Shares for fair value, as required by Subchapter E.

The Board has considered the advantages of the Company's ceasing to be subject to Subchapter E, as well as the possible protections which retaining Subchapter E might provide and has concluded, for the reasons discussed above, that the increased flexibility in pursuing possible strategic options that the Company would gain by electing not to be subject to Subchapter E is in the best interests of the Company and its shareholders and outweighs the possible protections which retaining Subchapter E might afford. Going forward, if it deems it appropriate, the Board may consider adopting other measures which would provide the Company with some additional protection against unfair or coercive takeovers, including, possibly, a shareholders' rights plan, or "poison pill," to replace the Company's Rights Plan which terminated on December 31, 2000. As of the date of this proxy statement, the Board has not approved any specific transaction which would constitute a control transaction within the meaning of Subchapter E, but as previously indicated, the Board continues to review and evaluate various strategic options.

As indicated above, the Board recommends that shareholders vote FOR the amendment of the Restated Articles of Incorporation electing not to be subject to Subchapter E. However, the

Board also reserves the right, in its sole discretion, to terminate the amendment at any time before the amendment has been filed in the Pennsylvania Department of State and becomes effective, although the Board currently has no intention of terminating the amendment if it is approved by the Company's shareholders.

3. RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

The firm of PricewaterhouseCoopers LLP ("PwC") served as the Company's independent accountants for fiscal 2001 and has been selected by the Board to serve in the same capacity for fiscal 2002. The shareholders will be asked to ratify this appointment at the Meeting.

PwC Fees

Audit Fees. During fiscal 2001, the Company paid or accrued approximately $628,000 for professional services rendered by PwC in connection with their audit of the Company's annual consolidated financial statements for fiscal 2001, and with their quarterly reviews of the Company's condensed, consolidated financial statements included in the Company's Forms 10-Q for that year. Approximately $167,000 of this amount was related to services rendered in connection with the Company's 2001 sale of its commercial Graphics Products business.

Financial Information Systems Design and Implementation Fees. There were no professional services rendered by PwC to the Company in fiscal 2001 relating to financial information systems design and implementation.

All Other Fees. The Company paid or accrued approximately $361,000 for all other services rendered by PwC during fiscal 2001, including actuarial and special tax services, and audits of employee benefit plans. (See "Additional Information – Audit Committee Report" below.)

A representative of PwC is expected to be present at the Meeting and will be available to respond to appropriate questions. The representative will also have the opportunity to make a statement if he or she desires to do so.

4. OTHER MATTERS

The Board knows of no matters to be presented for action at the Annual Meeting, other than those set forth in the attached Notice and customary procedural matters. However, if any other matters should properly come before the Meeting or any adjournments thereof, the proxies solicited hereby will be voted on such matters, to the extent permitted by the rules of the SEC, in accordance with the judgment of the persons voting such proxies.

ADDITIONAL INFORMATION

Common Share Ownership by Certain Beneficial Owners and Management

The following table sets forth, as of February 1, 2002, certain information concerning the beneficial ownership of Common Shares by: (i) each person who is known by the Company to be the beneficial owner of more than 5% of such shares, (ii) each director and nominee for director of the Company, (iii) each of the executive officers of the Company named in the Summary Compensation table appearing later in this proxy statement, and (iv) all directors and executive officers of the Company as a group. Such information generally is based upon information provided to the Company by such persons.

Name of Beneficial Owner	Common Shares Beneficially Owned[1]	Percent of Class[1]
Richard J. Bove, Esq. Bove & Associates 2000 Market Street, 6th Floor Philadelphia, PA 19103	2,069,766[2]	23.2
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 09401	858,700[3]	9.6
Reed Conner & Birdwell, Inc. 11111 Santa Monica Boulevard, Suite 1700 Los Angeles, CA 90025	625,056[3]	7.0
Paradigm Capital Management 410 Park Avenue, Suite 163 New York, NY 10022	471,900[3]	5.3
Dalton, Greiner, Hartman, Maher & Co. 565 Fifth Avenue, Suite 2101 New York, NY 10017	480,500[3]	5.4
Donald D. Belcher, director	16,471[4]	*
Ursula M. Burns, director	8,687[4]	*
Jack Farber, director	29,631[4]	*
William F. Hamilton, director	15,303[4]	*
Mary R. (Nina) Henderson, director	16,071[4]	*
Bradley P. Johnson, director and executive officer	50,000[5]	*
Gordon A. MacInnes, director	603,387[4][6]	6.8
Robert H. Rock, director	15,971[4]	*
Donald L. Thompson, director and executive officer	494,783[7]	5.3
Victoria B. Vallely, director	114,404[4][8]	1.3
John W. Carney, executive officer	82,041[9]	*
William E. Chandler, executive officer	168,329[10]	1.9
James P. Machut, executive officer	27,725[11]	*
W. Ernest Precious, former executive officer	20,428	*
All current directors and executive officers as a group (15 persons)	1,728,572[12]	17.7

*Less than 1%

[1] Except as otherwise indicated, the beneficial ownership of Common Shares reflected in this proxy statement is based upon sole voting and dispositive power with respect to such shares. Further, for the purposes of computing beneficial ownership and the percent of class of an individual, Common Shares which the individual has the right, upon exercise of options, vesting of stock grants, and in certain other circumstances, to acquire within 60 days, are deemed to be outstanding and beneficially owned by the person.

[2] Represents shares held by Mr. Bove as sole trustee under four separate irrevocable trusts established by the late George E. Bartol III (a former Chairman of the Board, Chief Executive Officer, and principal shareholder of the Company), one trust for the benefit of each of Mr. Bartol's four adult daughters.

[3] According to information set forth in its Schedule 13D or Schedule 13G filed with the SEC, this entity is a registered investment adviser.

[4] Includes for the following named individual, the following number of shares which he or she has the right to acquire by exercise of stock options under the non-employee director stock option and compensation plans: each of Messrs. Farber, Hamilton, MacInnes, and Rock, Ms. Henderson and Mrs. Vallely — 10,000 shares; Mr. Belcher — 9,000 shares; and Ms. Burns – 4,000 shares.

[5] Represents shares which Mr. Johnson has the right to acquire by exercise of stock options.

[6] Includes 532,293 shares as to which Mr. MacInnes has shared voting and dispositive power as co-trustee (with Katherine B. Stenson-Lunt) of an irrevocable trust established by the late George E. Bartol III for the benefit of his grandchildren, and 49,686 shares held by Mr. MacInnes as custodian for his children. Does not include 159,840 shares beneficially owned by Mr. MacInnes' wife, the beneficial ownership of which shares is disclaimed by Mr. MacInnes. Mrs. Stenson-Lunt and Mrs. MacInnes are daughters of the late George E. Bartol III.

[7] Includes 487,783 shares which Mr. Thompson has the right to acquire by exercise of stock options.

[8] Includes 19,224 shares held jointly with her husband. Does not include an aggregate of 44,057 shares held by her husband as trustee or custodian for their children, the beneficial ownership of which shares is disclaimed by Ms. Vallely.

[9] Includes 77,627 shares which Mr. Carney has the right to acquire by exercise of stock options. Does not include 9,000 shares held for his account in the Company's Supplemental Executive Benefits Plan.

[10] Includes 102,845 shares which Mr. Chandler has the right to acquire by exercise of stock options.

[11] Includes 26,600 shares which Mr. Machut has the right to acquire by exercise of stock options.

[12] Includes an aggregate of 880,035 shares which certain directors and current executive officers have the right to acquire by exercise of stock options. Does not include shares which are excluded in the notes above.

Audit Committee Report
Fiscal 2001

The Audit Committee of the Board of Directors (the "Committee") makes recommendations to the Board concerning the engagement, retention, and discharge of independent accountants; reviews with members of the Company's management and internal auditors and with the Company's independent accountants the plans and results of the auditing engagement, the Company's financial statements, and the adequacy of the Company's system of internal accounting controls; and directs any investigations into matters within the scope of the foregoing duties. The Committee is composed of three non-employee directors, who have been determined by the Board to be independent and, collectively, to possess the financial literacy and experience required by New York Stock Exchange rules. The Committee operates under a written Audit Committee Charter adopted and approved by the Board. The Charter is reviewed at least annually by the Committee, and at the recommendation of the Committee, the Charter was recently amended by the Board. A copy of the amended Charter is attached as an appendix to this proxy statement.

Management is responsible for the preparation, integrity, and objectivity of the Company's financial statements, and the Company's independent accountants are responsible for auditing those financial statements. The Committee's responsibility is to oversee these processes. However, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the independent accountants' work.

In this context, the Committee held five meetings during fiscal 2001 and among other things:

- Reviewed and discussed the fiscal 2001 audited financial statements and accounting principles, as well as other matters with the Company's management, internal auditors, and its independent accountants, PwC.
- Discussed with PwC matters required to be discussed under generally accepted auditing standards, including, among other things, matters related to the conduct of the audit of the Company's consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended.
- Discussed with the Company's independent accountants their independence from the Company and received from the independent accountants the written disclosures and the letter required by Independence Standards Board Standard No. 1. When considering PwC's independence, the Committee considered whether their provision of services to the Company beyond those rendered in connection with their audit and review of the Company's financial statements was compatible with maintaining their independence. The Committee also reviewed, among other things, the amount of fees paid to PwC for audit and non-audit services.

Based on these reviews, meetings, discussions, and reports, and subject to the limitations on the Committee's role and responsibilities referred to above and as outlined in the Audit Committee Charter, the Committee recommended to the Board that the Company's audited consolidated financial statements for fiscal 2001 be included in the Company's Annual Report on Form 10-K filed with the SEC. The Committee has also recommended the selection of the Company's independent accountants, and based on that recommendation, the Board has selected PwC as the Company's independent accountants for fiscal 2002, subject to shareholder ratification.

February 13, 2002

Audit Committee:
Jack Farber, Chairman
William F. Hamilton
Gordon A. MacInnes

Executive Compensation
Compensation Committee Fiscal 2001 Report on Executive Compensation and Report on Repricing of Options

The Company's Compensation Committee (the "Committee") is composed of three outside directors, none of whom has ever been an employee of the Company or any of its subsidiaries. The Committee makes recommendations to the full Board regarding the adoption, extension, amendment, and termination of the Company's compensation plans and also administers certain of these plans. The Committee also reviews, in conjunction with Donald L. Thompson, the Company's Chairman and Chief Executive Officer (the "CEO"), the performance of other executive officers and establishes the salaries of the CEO and other executive officers (subject to the terms of any employment agreements). The Committee has provided the following report on executive compensation.

The Committee has been guided by the following executive compensation philosophy of the Company:

1. Align the interest of shareholders and management through a compensation program that provides a substantial proportion of executive officers' total compensation in the form of Company shares and options.

2. Make a significant portion of total compensation for executive officers contingent upon the attainment of demanding performance goals that support growth in the Company's share value over time.

3. Balance the objectives of short-term earnings increases and investment in the long-term financial health of the Company with an incentive compensation program that rewards improved profit performance with annual cash bonuses and stimulates a long-term perspective through the granting of options to purchase Common Shares of the Company.

4. Enable the Company to attract and retain superior management by providing a very competitive total compensation package.

Executive compensation consists primarily of three components: base salary, incentive compensation, and stock option/stock grants.

Base Salary

The Company's policy generally has been to set base salaries for each executive officer position at a level up to the fiftieth percentile when compared to compensation survey data available for equivalent positions with other industrial, bonus-paying employers. If performance objectives for annual incentive and long-term goals are met, total direct compensation may reach the seventy-fifth percentile of compensation for equivalent positions with other industrial employers of comparable size. The Company uses compensation studies, surveys, and outside consultants to monitor the Company's competitive executive compensation position and to recommend salary ranges and compensation changes to the Committee. These studies may include but are not limited to the peer group of companies used for the Shareholder Return Performance Graph herein.

The performance reviews of the executive officers other than the CEO are conducted by the CEO, and the results of such reviews are reported to the Committee by the CEO. The performance of the CEO is reviewed by the Committee and the Board. The Committee adjusts executive officers' salaries with input from the CEO based on the quality of their individual performance and the relationship of their salary to their established salary range. Merit increases in the form of a one-time payment (as distinct from the annual bonuses) are granted under certain circumstances; however, no such merit increases were granted during fiscal 2001.

The base salary of the CEO was originally set by his 1996 employment agreement at a minimum of $450,000 per year, subject to possible upward adjustment. The CEO base salary subsequently was raised to $472,500 per year in fiscal 2000, but the CEO received no increase in fiscal 2001. Adjustments to the

base salary of the CEO have been and are governed by the same factors as other executive officers but also specifically take into account the Company's current financial performance (as measured by earnings, balance sheet strength, and overall financial soundness) and the extent to which the CEO has been successful in establishing a vision and strategic plan for the Company and implementing that plan over time. The Committee also considers the CEO's leadership in setting high standards for financial performance, motivating management colleagues, and representing the Company and its values to internal and external constituencies. These factors are largely subjective in nature and are not specifically weighted.

At the end of fiscal 2001, the Company and Donald L. Thompson entered into an agreement providing for Mr. Thompson to relinquish his Chief Executive Officer position around mid-year 2002 and to step down as Chairman around the end of fiscal 2002, and for his compensation and benefits during the remainder of his term of employment with the Company and his severance compensation and benefits thereafter. See "Employment and Severance Agreements and Arrangements" later in this proxy statement. The Committee recommended, and the Board approved, this agreement as part of a planned implementation of an orderly executive leadership transition to a smaller executive management structure more in keeping with the reduced size and complexity of the Company's business following the sale of its commercial Graphics Products business in October 2001.

Incentive Compensation

The Company's cash incentive compensation program as in effect during fiscal 2001 had only an annual component. Under the annual program, cash bonuses are based on achievement of a specific corporate earnings per share threshold which was established by the Committee with reference to the Company's prior year's results and management's budget for the 2001 fiscal year, achievement of specific business unit revenue and operating margin, and achievement of certain objectives for each individual executive. The maximum potential annual cash bonus award for executive officers, including the CEO, for fiscal 2001 was up to 100% of base salary. However, no annual cash bonus was earned by or paid to the CEO or any of the executive officers for fiscal 2001.

Stock Options/Stock Grants

The Company's 1993 Stock Option and Stock Grant Plan (the "1993 Plan") provides for grants by the Compensation Committee of incentive and/or non-qualified stock options, as well as grants of stock, to executive officers and others, thus tying a portion of executive compensation directly to the performance of the Company stock. The exercise price of the stock options under the Plan (and predecessor option plans) may not be less than 100% of the fair market value of the Company's stock on the date of grant. Stock options become exercisable at least one year (usual practice has been two years) from the date of grant, subject to possible acceleration in certain circumstances, and usually expire ten years following the date of grant. Executive officers typically have been granted stock options each year for a number of shares, the market value of which shares on the date of grant has been in a range of 75% to 125% of the executive officer's base salary. However, in fiscal 1997, the Committee granted three years' worth of options to executive officers, other than the CEO (which were intended to be largely in lieu of grants to them during the next three fiscal years), in order to compensate the executive officers for their efforts related to the Company's restructuring and as part of the Committee's intention to have a greater portion of executive officers' total compensation be based on stock options. In fiscal 2001, the Committee elected to grant options to only one executive officer (Mr. Johnson), as reflected in the "Option/SAR Grants in Fiscal 2001" table appearing later in this proxy statement. The Committee resumed granting options to executive officers generally in early fiscal 2002.

The Compensation Committee is mindful of the potential impact upon the Company of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), which prohibits public companies from deducting certain executive remuneration in excess of $1,000,000. While reserving the right of the Company to offer such compensation arrangements as may be from time-to-time necessary to attract and retain top-quality management, the Compensation Committee intends generally to

structure such arrangements, where feasible, so as to minimize or eliminate the impact of the limitations of Section 162(m) of the Code.

Report on Repricing of Options and Retention and Incentive Program

As previously reported in the Company's proxy statement for its 2001 Annual Meeting, the Compensation Committee in early fiscal 2001 approved a retention and incentive program for the Company's then six executive officers (other than Donald L. Thompson, the CEO) and for two other non-executive officers. Pursuant to this program, the Committee made a total of 149,380 stock grants, of which 82,639 stock grants were made to the five "Named Officers" (other than the CEO) listed in the Summary Compensation Table which follows this Compensation Committee Report. The numbers and values of the stock grants received by each such Named Officer are set forth in the "Restricted Stock Awards" column of that Table and note 3 thereto. These stock grants vest in five years, subject to earlier vesting if specified profit before taxes levels are attained by the Company, and in certain other circumstances, including a change in control of the Company. Further, the change in control agreements of the participants were amended, primarily to provide for lump sum rather than installment payouts of compensation in the event of specified terminations of their employment following a change in control of the Company.

Four of the Named Officers receiving the stock grants, Messrs. Chandler, Carney, Machut, and Precious, also agreed to return to the Company for cancellation an aggregate of 365,000 stock options with exercise prices of $18.625 per share expiring in April 2007. The mean price of the Company's shares on the New York Stock Exchange on the date of the stock grants was $5.065 per share. The numbers of stock options returned by such Named Officers (as well as information concerning the numbers of stock grants received, and stock options returned, by other executive officers) is set forth under "Ten-Year Option Repricings" appearing later in this proxy statement. This Repricing of Options Report and the Ten-Year Option Repricings information is included in this proxy statement because the making of these stock grants to such Named Officers and other executive officers, coupled with the return (cancellation) of stock options by them, may constitute a "repricing of options" under SEC proxy disclosure regulations, even though there was no actual amendment or adjustment to the price of the returned options or other options held by such persons.

The Compensation Committee believed at the time the retention and incentive program was approved that it was essential in order to provide incentive to the executive and other officer participants who were important to the Company's efforts to improve its performance and increase shareholder value.

February 19, 2002

Compensation Committee:
Robert H. Rock, Chairman
Ursula M. Burns
Mary R. (Nina) Henderson

Summary Compensation Table

The following table sets forth certain information concerning the annual and long-term compensation paid or accrued to: (i) the Company's Chief Executive Officer and (ii) the Company's four most highly compensated other executive officers and one former executive officer whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Officers") for services rendered to the Company and its subsidiaries during fiscal years 2001, 2000, and 1999:

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position(1)	Year	Salary	Bonus (2)	Other Annual Compen-sation	Restricted Stock Awards(3)	Securities Underlying Options/ SARs(4)	All Other Compen-sation (5)
		($)	($)	($)	($)	(#)	($)
Donald L. Thompson	2001	472,500	–	–	–	–	1,382,958(6)
Chairman, President and	2000	472,500	–	–	–	205,000	9,858
Chief Executive Officer	1999	450,000	–	–	–	–	7,637
William E. Chandler	2001	242,207	–	82,292(7)	113,919	–	248,160(8)
Senior Vice President,	2000	236,477	–	–	–	19,300	4,542
Finance; Chief Financial Officer and Secretary	1999	225,216	25,000	–	–	–	4,014
Bradley P. Johnson	2001	255,431	–	–	241,638	20,000	3,794
Senior Vice President	2000	215,577	–	69,011(9)	–	20,000	3,755
	1999	120,577	25,000	14,894(9)		30,000	1,762
John W. Carney	2001	190,731	–	–	91,529	–	3,231
Vice President,	2000	190,000	–	–	–	16,300	3,150
Chief Administrative Officer	1999	190,000	19,000	–	–	–	2,978
James P. Machut	2001	211,825	–	–	94,082	–	218,449(8)
Vice President,	2000	195,300	–	–	–	16,000	3,447
Operations/ Supply Chain Logistics	1999	186,000	18,600	–	–	–	3,102
W. Ernest Precious	2001	216,188	–	–	103,749	–	223,408(10)
Former Executive Vice	2000	215,359	–	–	–	15,000	3,784
President	1999	215,359	21,967	–	–	–	3,882

(1) The positions indicated are those held by the Named Officers for most or all of fiscal 2001. As part of an orderly leadership transition to a smaller executive management structure more in keeping with the reduced size and complexity of the Company's business following the sale of its commercial Graphics Products business in October 2001, a number of changes in positions of the Named Officers have been or are being made. See notes 6, 8, and 10 below. Dennis S. Pizzica, Vice President and Treasurer of the Company, assumed Mr. Chandler's positions as Chief Financial Officer and Secretary, effective March 1, 2002.

(2) Represents annual bonuses awarded under the Company's annual Incentive Compensation Program for the respective fiscal years, unless otherwise indicated. No bonus was earned under that program in fiscal 2001, 2000, and 1999. However, the Board authorized a discretionary special cash award for fiscal 1999 payable to employees and executive officers, other than Mr. Thompson, in recognition of the successful implementation of the Company's restructuring plan in fiscal 1999.

(3) Represents the value of stock grants for Common Shares awarded under the 1993 Stock Option and Stock Grant Plan based upon the market price per Common Share on the date of grant of $4.88. Stock grants were awarded on January 2, 2001 to the following executive officers for the following amounts of Common Shares: Mr. Chandler – 23,344; Mr. Johnson – 49,516; Mr. Carney – 18,756; Mr. Machut – 19,279; and Mr. Precious – 21,260. The stock grants, which require no payment by the recipient, vest in five years, subject to earlier vesting if specified profit before taxes levels are attained by the Company, and in certain other circumstances, including a change in control of the Company, and earn dividends at the rate of the Company's Common Shares. As of December 2,

2001, the stock grants of the Named Officers were valued as follows: Mr. Chandler – $152,903; Mr. Johnson – $324,330; Mr. Carney – $122,852; Mr. Machut – $126,277; and Mr. Precious – $139,253.

(4) Represents shares underlying stock options granted during the specified year unless otherwise indicated. See "Ten-Year Option/SAR Repricing" table below.

(5) Includes contributions made by the Company under its 401(k) Savings Plan, its Supplemental Executive Benefits Plan (see "Pension Plans" below) and premiums paid by the Company for group term life insurance coverage, unless otherwise indicated. Does not include contributions made by the Company with respect to the Pension Plan.

(6) Mr. Thompson plans to relinquish his Chief Executive Officer position around mid-year 2002 and to continue as Chairman of the Board until around the end of the fiscal year. The amount reflected for him under "All Other Compensation" includes $1,372,159 accrued in fiscal 2001 in connection with his separation arrangements. (See "Employment and Severance Agreements and Arrangements" below.)

(7) Represents the fair market value of 12,000 shares distributed from the Supplemental Executive Benefits Plan to Mr. Chandler.

(8) Messrs. Chandler and Machut separated from the Company as executive officers effective March 1, 2002. The amounts reflected for them under "All Other Compensation" include $243,571 and $214,830, respectively, accrued in fiscal 2001 in connection with their respective separation arrangements. (See "Employment and Severance Agreements and Arrangements" below.)

(9) Includes reimbursement for relocation and moving expenses.

(10) Mr. Precious separated from the Company as an executive officer effective October 1, 2001. The amount reflected for him under "All Other Compensation" includes amounts paid and accrued of $220,328 in connection with his separation arrangements. (See "Employment and Severance Agreements and Arrangements" below.)

Stock Option/SAR Grants, Exercises, and Holdings

The following tables set forth certain information concerning stock options granted to and exercised by the Named Officers during fiscal 2001 and unexercised stock options held by them at the end of fiscal 2001. No SARs were granted in fiscal 2001.

Option/SAR Grants in Fiscal 2001

	Individual Grants					
Name	Number of Shares Underlying Options Granted(1)	Percentage of Total Options Granted to Employees in Fiscal 2001	Exercise or Base Price ($/sh)	Market Price at Grant Date ($/sh)	Expiration Date(1)	Option Grant Date Value (2) ($)
Donald L. Thompson	–	–	–	–	–	–
William E. Chandler.	–	–	–	–	–	–
Bradley P. Johnson	20,000	9%	$4.00	$4.00	12/20/10	12,536
John W. Carney.	–	–	–	–	–	–
James P. Machut	–	–	–	–	–	–
W. Ernest Precious	–	–	–	–	–	–

(1) All options were granted at fair market value under the Company's 1993 Stock Option and Stock Grant Plan. All options reflected in this table were granted on December 20, 2000 and become exercisable two years from the date of grant. All options are subject to possible acceleration and early termination in certain circumstances.

(2) Based on the modified Black-Scholes extended binomial option valuation model adapted for use in valuing executive stock options. The estimated value under this model assumes: (i) an expected option term equal to the vesting period plus two years, which represents the assumed average period from grant date of option to their exercise date, (ii) an interest rate that represents the interest term on a U.S. Treasury bond with a maturity date corresponding to that of the adjusted option term, (iii) volatility calculated using monthly stock prices for the three years prior to the grant date, and (iv) dividends at a rate of 9.95% based on the average dividends paid over the ten-year period prior to the grant date. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Accordingly, there is no assurance the value realized will be at or near the value estimated by the model.

Aggregate Option/SAR Exercises in Fiscal 2001 and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise(1) (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options/SARs at FY-End		Value of Unexercised In-the-Money Options/SARs At FY-End(2)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Donald L. Thompson	–	–	487,783	–	–	–
William E. Chandler.	–	–	102,845	–	–	–
Bradley P. Johnson	–	–	50,000	20,000	–	$51,000
John W. Carney.	–	–	77,627	–	–	–
James P. Machut	–	–	26,600	–	–	–
W. Ernest Precious	–	–	–	–	–	–

(1) The information presented in this table is with respect to options, unless otherwise noted. All options reflected in this table were granted at fair market value under the Company's 1983 or 1993 Stock Option and Stock Grant Plans.

(2) The value of options is calculated by subtracting the exercise price from the fair market value of the Common Shares underlying the options at December 2, 2001.

Repricing of Options/SARs

The following table sets forth certain information concerning what may be deemed to be the repricing, under SEC proxy disclosure regulations, of stock options held by executive officers of the Company. All such repricings occurred in fiscal 2001, and to the best knowledge of the Company, there have not been any other repricings of executives' options by the Company during its last ten completed fiscal years.

Ten-Year Option/SAR Repricing(1)

Name	Date	Number of securities underlying options/SARs Repriced or Amended (#)	Market Price of Stock at Time of Repricing or Amendment	Exercise Price at Time of Repricing or Amendment ($)	New Exercise Price ($)	Length of Original Option Term Remaining at Date of Repricing or Amendment
William E. Chandler . . .	1/2/01	124,000	$4.88	$18.625	–	64 months
John W. Carney	1/2/01	89,000	$4.88	$18.625	–	64 months
James P. Machut	1/2/01	28,000	$4.88	$18.625	–	64 months
Eugene A. Stiefel	1/2/01	89,000	$4.88	$18.625	–	64 months
W. Ernest Precious. . . .	1/2/01	124,000	$4.88	$18.625	–	64 months

(1) The "repricing" reflected in the above table consisted of the making by the Company to the named individuals of stock grants vesting in five years, subject to earlier vesting in certain circumstances, and the relinquishment (cancellation) by such individuals of the indicated number of stock options held by them, all of which were granted under the Company's 1993 Stock Option and Stock Grant Plan. See "Compensation Committee Fiscal 2001 Report on Executive Compensation and Report on Repricing of Options" and note 3 to the Summary Compensation Table appearing earlier in this proxy statement for further information concerning this matter.

Pension Plans

The following table sets forth the estimated annual retirement benefits payable under the Company's Pension Plan and the retirement benefits portion of the Supplemental Executive Benefits Plan (the "Supplemental Plan") to participants in both Plans, assuming they retired at age 65 in fiscal 2002 with the indicated levels of compensation and years of benefit service:

	Years of Service						
Remuneration	10	15	20	25	30	35	40 or More
$100,000	$ 20,000	$ 30,000	$ 40,000	$ 50,000	$ 55,000	$ 60,000	$ 60,000
150,000	$ 30,000	$ 45,000	$ 60,000	$ 75,000	$ 82,500	$ 90,000	$ 90,000
200,000	$ 40,000	$ 60,000	$ 80,000	$100,000	$110,000	$120,000	$120,000
250,000	$ 50,000	$ 75,000	$100,000	$125,000	$137,500	$150,000	$150,000
300,000	$ 60,000	$ 90,000	$120,000	$150,000	$165,000	$180,000	$180,000
350,000	$ 70,000	$105,000	$140,000	$175,000	$192,500	$210,000	$210,000
400,000	$ 80,000	$120,000	$160,000	$200,000	$220,000	$240,000	$240,000
450,000	$ 90,000	$135,000	$180,000	$225,000	$247,500	$270,000	$270,000
500,000	$100,000	$150,000	$200,000	$250,000	$275,000	$300,000	$300,000
550,000	$110,000	$165,000	$220,000	$275,000	$302,500	$330,000	$330,000
600,000	$120,000	$180,000	$240,000	$300,000	$330,000	$360,000	$360,000
650,000	$130,000	$195,000	$260,000	$325,000	$357,000	$390,000	$390,000
700,000	$140,000	$210,000	$280,000	$350,000	$385,000	$420,000	$420,000
750,000	$150,000	$225,000	$300,000	$375,000	$412,000	$450,000	$450,000
800,000	$160,000	$240,000	$320,000	$400,000	$440,000	$480,000	$480,000

(1) Benefits shall be paid under the Supplemental Plan to the extent not payable under the Pension Plan.

As used in the above table, the term "Remuneration" means covered compensation (as defined below) averaged over a participant's highest five consecutive calendar years out of the last ten calendar years of employment, or if the participant has been employed fewer than five years, the average over the total months of employment. Covered compensation essentially means wages or salary, bonus, salary reductions elected under the Company's Savings Plans, and any cash awards under the Company's 1988 Long-Term Incentive Compensation Plan (which terminated in 1996), except that, for the purposes of determining Remuneration under the Pension Plan, but not the Supplemental Plan, only covered compensation not in excess of limitations imposed by the Internal Revenue Code ($170,000 for the Plan year which began October 1, 2001) may be taken into account. The covered compensation of the Named Officers for fiscal 2001 was as follows: Mr. Thompson – $480,174; Mr. Chandler – $246,031; Mr. Carney – $193,661; Mr. Johnson – $259,225; Mr. Machut – $215,091; and Mr. Precious – $218,714.

The approximate present years of benefit service for the Named Officers are as follows: Mr. Thompson – 6 years; Mr. Chandler – 9 years; Mr. Carney – 17 years; Mr. Johnson – 3 years; Mr. Machut – 9 years; and Mr. Precious – 24 years. For purposes of calculating benefits, a participant may not be credited with more than 40 years of service under the Pension Plan or 35 years of service under the retirement benefits portion of the Supplemental Plan.

Retirement benefits shown in the above table have been computed on a single-life annuity basis and are not subject to any deduction for Social Security or other offset amount.

The Pension Plan generally covers employees (including executive officers but excluding certain non-resident aliens) who are not covered by a collective bargaining agreement. The Supplemental Plan provides supplemental benefits only to executive officers and other officers. The Supplemental Plan has an elective salary deferral feature with a Company matching contribution of 25% of an officer's elective deferral but not to exceed 6% of the officer's compensation. The Company made matching contributions to this portion of the Supplemental Plan for the Named Officers of $21,084 in fiscal 2001. In addition, the Company makes basic contributions equal to the amount that would have been contributed under the

Hunt Corporation Savings Plan but for the $170,000 limit previously discussed. In fiscal 2001, this amount totaled $4,796 for all of the Named Officers.

Employment and Severance Agreements and Arrangements

In connection with his hiring as Chairman and Chief Executive Officer by the Company in 1996, Donald L. Thompson and the Company entered into an employment agreement for an initial term ending May 31, 1998 and to continue thereafter from year to year until Mr. Thompson reached the age of 65 or until earlier terminated by either party. The agreement provided for an initial annual base salary of $450,000 (subject to periodic review and possible increase by the Compensation Committee), plus an annual bonus under the Company's incentive compensation program of up to a maximum of 100% of base salary. Pursuant to the agreement, Mr. Thompson was granted at the time his employment commenced stock options for 175,000 Common Shares, and 175,000 shares of phantom stock/SARs. He also is entitled to receive additional annual option grants of a value of up to 2½% of his base salary under some circumstances. The agreement further entitles him to participate in most of the Company's benefit plans and programs for executives.

Mr. Thompson's agreement was amended during fiscal 2000 at the request of the Compensation Committee in order to avoid a potential adverse accounting impact which Mr. Thompson's phantom stock/SARs might have had on the Company's future earnings. As a result of this amendment, his 175,000 phantom stock/SARs (which were fully vested) were replaced by a deferred cash account with an opening balance equal to the then value of his phantom stock/SARs, which was the fair market value of a Common Share at the time of the fiscal 2000 amendment ($9.6875) multiplied by 175,000, the number of his phantom stock/SARs. Prior to Mr. Thompson's termination of employment, the amount in this deferred cash account will be decreased by $175,000 for each $1.00 decline in the price of the Company's Common Shares below such $9.6875 stock value and will be subsequently increased by $175,000 for each $1.00 increase in the price of the Company's Common Shares up to, but not in excess of, such $9.6875 stock value. Thus, the amount of Mr. Thompson's deferred cash account is effectively capped at the value of his phantom shares/SARs at the time of the fiscal 2000 amendment. Mr. Thompson will, however, continue to be credited with dividend amounts as if he were still credited with 175,000 phantom shares/SARs. At the time of this amendment of Mr. Thompson's agreement, he also was granted an option to purchase 175,000 Common Shares at fair market value, which was $9.6875 per share.

As publicly announced by the Company, following the sale of its commercial Graphics Products business in October 2001, the Company has embarked upon a planned, orderly executive leadership transition to a smaller executive management structure more in keeping with the reduced size and complexity of the Company's remaining business. As part of this transition, the Company entered into a transition and severance agreement providing for Mr. Thompson to step down as Chief Executive Officer of the Company around mid-year 2002 and as Chairman around the end of fiscal 2002. This agreement (which amends Mr. Thompson's employment agreement in certain respects) provides, among other things, for payment of his base salary as severance for 30 months following termination of his employment with the Company (the "Severance Period"); full annual incentive pay, if earned, for fiscal 2001; payments for fiscal 2003 and 2004 equal to the average annual incentive pay, if any, received by him from the Company with respect to fiscal years prior to fiscal 2003; and continuation of certain benefits for the Severance Period.

The Company generally does not have formal employment agreements with its executive officers. However, since 1990 the Company has had change in control agreements with executive officers, as well as other officers and certain key employees. Under the agreements currently in effect with executive officers, in the event of a change in control (as defined in the agreements) of the Company, occurring on or before December 31, 2004, the agreements would become effective and would provide for the executive officers' continued employment by the Company, generally for a period of two years following the change in control and generally at not less than their recent compensation and benefit levels. If within such two-year period an executive officer's employment is terminated by the Company without cause or if such executive officer resigns in certain specified circumstances, then the executive officer generally is entitled to the payment of a severance allowance equal to approximately twice his or her

recent annual cash compensation level (including cash amounts earned under incentive compensation plans) and to the continuation of life and health insurance plans and certain other benefits for up to two years following such termination of employment. Under certain circumstances, a party to the change in control agreement whose employment with the Company terminates prior to an actual change in control also may be entitled to receive payments and benefits under the agreement. During fiscal 2001, as part of the retention and incentive program approved by the Compensation Committee, the change in control agreements of the Named Officers participating in the program were amended, primarily to provide for lump sum rather than installment payouts of compensation in the event of specified terminations of their employment following a change in control of the Company. See "Compensation Committee Fiscal 2002 Report on Executive Committee and Report on Repricing of Options" earlier in this proxy statement. Mr. Thompson does not have a separate change in control agreement, but his employment agreement contains provisions generally similar to those described above but with a severance allowance equal to approximately three times his highest annualized base salary and his average annual incentive compensation, and with continuation of certain benefits for up to three years.

The Company also currently has a severance policy covering executive officers and certain other officers. Under this plan, executive officers who are not covered by employment agreements may be entitled, subject to certain conditions, to continue to receive their base salaries, plus medical, life insurance, and certain other benefits, for varying periods up to 24 months following termination or their employment with the Company other than by reason of voluntary resignation, retirement, death, disability, or cause. However, to the extent termination benefits under the change in control agreements described above are payable to an executive officer, such benefits reduce any salary continuation benefits to which the executive officer would be entitled under this severance plan.

Following the sale of the Company's commercial Graphics Products business to Neschen AG in October 2001, W. Ernest Precious separated from the Company as an executive officer of the Company and became President of Seal Graphics Americas Corporation, Neschen's primary U.S. subsidiary. In recognition of his contribution to the Company and generally consistent with the Company's severance policy for executive officers, the Company awarded him severance equal to one year's base salary.

Messrs. Chandler and Machut, who are separating from the Company also will be receiving compensation and benefits generally consistent with the Company's severance policy. See "Summary Compensation Table" and related notes appearing earlier in this proxy statement.

The Company has an agreement with Mr. Johnson under which he is deemed to have five years of benefit service and five years of vesting service under the Pension Plan and Supplemental Executive Benefits Plan in the event of a change in control of the Company prior to his normal pension vesting date. The Company also has entered into a supplemental deferred compensation agreement with Mr. Carney providing for enhancement of his pension benefit so that the total qualified and nonqualified pension payable to him in the form of a joint and 50% survivor annuity with his spouse will equal 60% of his average compensation (as defined under the Supplemental Executive Benefits Plan) upon his separation from service on or after the age of 62 or in the event of an earlier change in control of the Company.

The stock grants and certain of the stock options held by the Named Officers also vest in whole or in part in the event of a change in control of the Company.

Shareholder Return Performance Graph

The following graph and chart provide an indicator of cumulative total shareholder returns for the Company as compared with the Russell 2000 Index (the "Russell 2000") and a Peer Group Index.(1)



	Cumulative Total Return					
	11/29/96	11/28/97	11/27/98	11/28/99	12/3/00	12/2/01
Hunt Corporation	$100.00	$124.42	$ 76.00	$ 53.12	$ 25.85	$ 45.27
Russell 2000	$100.00	$124.34	$117.34	$135.71	$136.78	$139.96
Peer Group	$100.00	$114.09	$114.18	$ 91.30	$ 50.74	$ 42.86

The above graph and chart assume that the value of the investment in Hunt Corporation, the Russell 2000 Index companies, and the Peer Group Index companies was $100 on November 29, 1996 and that all dividends were reinvested. The performance as reported above provides no assurances that this performance will continue in the future.

(1) The Peer Group is comprised of A.T. Cross Company; Dixon Ticonderoga Company; Paris Corporation; Fibermark, Inc.; General Binding Corporation; Nashua Corporation; and Workflow Management, Inc. Although none of the companies in the Peer Group is directly comparable with the Company in terms of all businesses engaged in, there are similarities in respect to certain products offered, specific lines of business and/or channels of distribution. For purposes of the Peer Group Index, companies have been weighted based upon their relative market capitalizations as of the beginning of each period for which a return is indicated.

The closing price of a Common Share of the Company on the New York Stock Exchange on December 2, 2001 was $6.55. On March 1, 2002, such closing price was $9.10.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, as well as persons beneficially owning more than 10% of the Company's Common Shares and certain other holders of such shares (collectively, "Covered Persons"), to file with the SEC and the New York Stock Exchange, within specified time periods, initial reports of ownership, and subsequent reports of changes in ownership, of Common Shares and other equity securities of the Company.

Based solely upon the Company's reviews of copies of such reports furnished to it and upon representations of Covered Persons that no other reports were required, to the Company's knowledge all of the Section 16(a) reports required to be filed by Covered Persons were filed on a timely basis in fiscal 2001, except as follows: Bradley P. Johnson, director and executive officer of the Company and John Fanelli III, Vice President and Chief Accounting Officer of the Company, inadvertently were late in filing one Form 5 each with respect to their receipt of stock option grants under the Company's 1993 Stock Option and Stock Grant Plan.

Solicitation of Proxies

The cost of soliciting the proxies will be paid by the Company. Directors, officers, and employees of the Company may solicit proxies in person or by mail, telephone, or telegraph, but no such person will be specially compensated for such expenses. The Company will request banks, brokers, and other nominees to forward proxy materials to beneficial owners of stock held of record by them and will reimburse them for their reasonable out-of-pocket expenses in so doing.

Shareholder Proposals

In order to be eligible for inclusion in the Company's proxy materials for the 2003 Annual Meeting, shareholders' proposals to take action at such meeting must comply with applicable SEC rules and regulations, must be directed to the Secretary of the Company at its offices set forth on page 1 of this proxy statement, and must be received by the Company not later than November 2, 2002.

In addition, the Company's By-laws require that in order for a shareholder of the Company to nominate a person or persons for election as a director of the Company and/or to make other proposals for action at any annual or special meeting of shareholders, specified advance written notice of such nomination or proposal must be given by such shareholder to the Secretary of the Company. Generally, such advance notice must be received by the Company, in the case of an Annual Meeting, not later than the close of business on the 90th calendar day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the previous year's Annual Meeting. The Company has received no such advance notices with respect to the 2002 Annual Meeting. The deadline for giving the specified advance written notice of such a nomination or proposal to be made at next year's Annual Meeting (the 2003 Annual Meeting) is December 17, 2002.

Miscellaneous

This proxy statement is being sent to shareholders enclosed in a document which also contains a letter to shareholders from the Chairman and Chief Executive Officer of the Company, the Company's 2001 Annual Report on Form 10-K, and certain other shareholder information. The letter to shareholders, the Form 10-K, and the other shareholder information, together constitute the Company's Annual Report to Shareholders and are not to be regarded as proxy solicitation material.

The Company, upon request, will furnish to record and beneficial holders of its Common Shares, free of charge, a copy of its Annual Report on Form 10-K (including financial statements and schedules but without exhibits) for fiscal 2001. Copies of exhibits to the Form 10-K also will be furnished upon request and the payment of a reasonable fee. All requests should be directed to the Secretary of the Company at the offices of the Company set forth on page 1 of this proxy statement.

By order of the Board of Directors,

DENNIS S. PIZZICA, *Secretary*

March 1, 2002

APPENDIX

HUNT CORPORATION
Audit Committee Charter
(As amended February 13, 2002)

Purpose

The primary purpose of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") of Hunt Corporation (the "Company") in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process, including the Company's systems of internal account and financial controls, the internal audit function and the annual independent audit of the Company's financial statements, and of the Company's legal compliance with the Company's Code of Conduct and other ethics programs and policies as may be established by management and/or the Board. The Committee also shall assist the Board in such other matters as may be appropriately delegated to the Committee by the Board from time to time.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention and shall have full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts to assist the Committee in fulfilling its role. The Board and the Committee are in place to represent the Company's shareholders; accordingly, the independent auditors are ultimately accountable to the Board and the Committee.

The Committee shall review the adequacy of its charter on an annual basis.

Composition

The Committee shall consist of not less than three members of the Board, and the Committee's composition shall comply with the applicable rules and requirements of the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE") relating to audit committees.

Accordingly, within the time frames mandated by the applicable rules and requirements of the SEC and NYSE, all of the members of the Committee shall be directors:

1. who have no relationship that may interfere with the exercise of their independence from management and the Company; and
2. who are financially literate or who become financially literate within a reasonable period of time after appointment to the Committee. In addition, at least one member of the Committee shall have accounting or related financial management expertise.

Responsibilities and Processes

The Committee's role is one of oversight. The Committee and the Board recognize that the Company's management is responsible for preparing the Company's financial statements and that the independent auditors are responsible for auditing those financial statements. Additionally, the Committee and the Board recognize that the Company's financial management, including the Company's internal audit staff, as well as the independent auditors, have more time and knowledge and more detailed information concerning the Company than do Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certificate as to the independent auditors' work.

The following shall be the common recurring activities of the Committee in carrying out its oversight function. These activities are set forth as a guide, with the understanding that the Committee may diverge from this guide as it considers appropriate given the circumstances.

- The Committee generally shall endeavor to help set the overall "tone" for quality financial reporting, sound business risk practices and ethical behavior by the Company.

- The Committee shall review with management and the independent auditors prior to release to the public the audited financial statements to be included in the Company's annual report on Form 10-K (or in the annual report to shareholders if distributed prior to the filing of Form 10-K), and shall review and consider with the independent auditors the results of their audit and the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61.
- The Committee shall review with management and the independent auditors prior to release to the public the Company's interim financial results to be included in the Company's quarterly reports on Form 10-Q, and shall review and consider with the independent auditors the matters required to be discussed by SAS No. 71.
- The Committee shall review with management prior to release to the public: (i) the Company's quarterly and annual press releases reporting the Company's quarterly and annual financial results, as well as any other Company press releases reporting actual or anticipated financial results; and (ii) along with the Board, the Chairman's and/or President's letter to shareholders to be included in the Company's annual report to shareholders.
- The Committee shall review with management, the internal auditors and the independent auditors the quality and adequacy of the Company's internal controls and the quality, adequacy and appropriateness of the accounting principles and estimates used or proposed to be used by the Company.
- The Committee shall: (i) request from the independent auditors annually a formal written statement delineating all relationships between such auditors and the Company consistent with Independence Standards Board Standard No. 1; (ii) discuss with the independent auditors any such disclosed relationships and their impact on the independent auditors' independence; and (iii) recommend that the Board take appropriate action in response to the independent auditors' report to satisfy itself of the independent auditors' independence.
- The Committee shall review with the independent auditors the scope of their annual audit and their fees for audit and non-audit services.
- The Committee (and the Board) shall have the ultimate authority and responsibility to select (or nominate for shareholder approval), evaluate and, where appropriate, replace the independent auditors.
- The Committee shall review with management, the internal auditors and the independent auditors the effectiveness of the Company's internal audit function, including the adequacy of the Internal Audit Department's staffing, the degree of its independence and its access to and cooperation from the highest levels of management in the performance of its duties.
- The Committee shall prepare or cause to be prepared for inclusion in the Company's proxy statements the Audit Committee report when and as required by applicable SEC rules.
- The Committee shall report to the Board periodically concerning the material activities of the Committee.

HUNT



2001 Annual Report on Form 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 2, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____ to _____.

For the fiscal year ended December 2, 2001 Commission File No. 1-8044

HUNT CORPORATION
(Registrant)

Pennsylvania (State of Incorporation)	21-0481254 (IRS Employer Identification No.)
One Commerce Square, 2005 Market Street, Philadelphia, PA (Address of Principal Executive Offices)	19103-7085 (Zip Code)

Registrant's telephone number, including area code: (215) 656-0300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Shares, par value $.10 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the registrant's common shares (its only voting stock) held by non-affiliates of the registrant as of February 1, 2002 was approximately $65,115,000. (Reference is made to the final paragraph of Part I herein for a statement of the assumptions upon which this calculation is based.)

The number of shares of the registrant's common shares outstanding as of February 1, 2002 was 8,903,975.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement relating to its scheduled April 2002 Annual Meeting of Shareholders (which proxy statement is expected to be filed with the Commission not later than 120 days after the end of the registrant's last fiscal year) are incorporated by reference into Part III of this report.

Certain statements contained in this report are forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements, including those related to future financial and business performance, represent management's assessment based upon information currently available, but are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in the forward-looking statements. These risks and uncertainties include, but are not limited to, the Company's ability to successfully complete the implementation, and realize the anticipated benefits of its restructuring and cost reduction plans on a timely basis; the effect of, and changes in, worldwide general economic conditions, including the severity of any economic slowdown; price and availability of raw materials; foreign exchange rates; technological and other changes affecting the manufacture of and demand for the Company's products; competitive and other pressures in the marketplace; acts of terrorism; and other risks and uncertainties set forth herein and as may be set forth in the Company's subsequent press releases and/or Forms 10-Q, 8-K, and other filings with the Securities and Exchange Commission.

PART I

ITEM 1. BUSINESS

General

Hunt Corporation and its subsidiaries (herein called the "Company" unless the context indicates otherwise) are primarily engaged in the manufacture and distribution of consumer products which the Company markets worldwide. These consumer products are sold through the office, art, and framing markets and include a group of select BOSTON, X-ACTO, and BIENFANG brand products, STURDY BOARD brand foam board, and HUNT brand project display board brand products, as well as a line of finishing equipment, laminates, and adhesives.

(Note: All earnings per share amounts are presented on an after-tax, diluted basis in Part I of this Form 10-K.)

Effective October 1, 2001, the Company sold its commercial Graphics Products business and related assets to Neschen AG, a German manufacturer of self-adhesive products, for approximately $32.0 million. The commercial Graphics Products business included a full line of mounting and finishing products consisting of large-format laminators, liquid laminators, and pressure-sensitive and heat-activated laminates and adhesives sold through the commercial graphics market, as well as the Company's European foam board business. The Company recorded an after-tax loss of $25.4 million, or $2.83 per share, on this sale. The divested business, representing all of the Company's foreign operations (excluding Canada) and some of its domestic operations, had net sales of approximately $44.3 million in fiscal 2001 (through the effective date of divestiture), $73.0 million in fiscal 2000, and $71.9 million in fiscal 1999. *The commercial Graphics Products business is presented as a discontinued operation in the accompanying Consolidated Statements of Operations and Notes to Consolidated Financial Statements.* See Item 7 herein and Note 3 to the Consolidated Financial Statements herein for further information.

In November 2001, the Company initiated a cost reduction plan (the "2001 cost reduction plan") designed to reduce the Company's cost structure. This plan resulted primarily from the sale of the commercial Graphics Products business and is expected to generate approximately $3.9 million of pre-tax cost savings in fiscal 2002, and annualized pre-tax cost savings of approximately $4.7 million in future years. Although the Company expects to realize such future cost savings, there is no assurance that such savings will actually be achieved. The adoption of the 2001 cost reduction plan in the fourth quarter of fiscal 2001 resulted in the recognition of charges totaling $3.9 million pre-tax ($.30 per share) for that quarter. In addition to the charges related to this plan, the Company expects to spend a total of approximately $1.0 million for implementation costs (which will be recorded as period costs as incurred) over the next three fiscal years. These implementation costs consist primarily of employee severance and outplacement costs.

Business Segments

As a result of the sale of the commercial Graphics Products business and its impact on the Company's internal organizational structure, the Company now has only a single reportable segment: Consumer Products. The Company has two major classes of consumer products: office supplies and art/framing supplies. The amounts and percentages of net sales from continuing operations of these product classes for the last three fiscal years are as follows:

	2001		2000		1999	
Product Class:						
Office supplies	$ 66,969	42%	$ 72,088	41%	$ 74,831	43%
Art/framing supplies	93,901	58%	103,692	59%	98,162	57%
Total	$160,870	100%	$175,780	100%	$172,993	100%

The Company's office supplies products currently consist of a variety of items sold primarily under the Company's BOSTON brand, including manual and electric pencil sharpeners (which constitute a significant portion, approximately 60%, of office supplies), manual and electric staplers, X-ACTO brand paper trimmers, RAPID[1] manual and electric staplers, and other office supplies products. Effective September 1, 1999, Schwan-STABILO Schwanhausser GmbH & Co. terminated its distribution agreement with the Company relating to Schwan-STABILO[2] highlighter markers and writing instruments, which accounted for most of the decrease in office products net sales in fiscal 2000.

The Company's art/framing supplies products are used primarily by picture framers, commercial and amateur artists, hobbyists, and craft enthusiasts and include various types of X-ACTO brand knives and blades; X-ACTO brand tools and kits; board products; CONTÉ[3] pastels, crayons and related drawing products, for which the Company is the exclusive United States and Canadian distributor; commercial and fine art papers which the Company converts, finishes and sells under its BIENFANG brand name; PAINTERS paint markers, and a line of finishing equipment, laminates, and adhesives currently sold under the SEAL[4] brand name. Board products include STURDY BOARD brand foam boards (which constitute a significant portion, somewhat less than 40%, of art/framing supplies) and HUNT brand project display boards, which include project display boards sold by the Company under a worldwide exclusive distribution agreement with Showboard, Inc. Finishing equipment consists primarily of mechanical and vacuum presses, and laminates and adhesives consist of pressure-sensitive and heat-activated films and tissues sold in the framing market.

The Company consistently has sought to expand its consumer products business through internal product development, the acquisition of distribution rights to products which complement or extend the Company's established lines, the acquisition of complementary businesses, and through broadened distribution. Examples of new consumer products introductions by the Company in recent years are BOSTON brand electric and battery powered pencil sharpeners, lines of staplers under the STANDUP and ORCA brands, and X-ACTO brand trimmers.

The Company's products are sold domestically primarily in the commercial office, home office, framing, and the general consumer markets, chiefly through large retail outlets, such as office products superstores, drug and food chain stores, variety stores, discount chains, and membership chains, and through office supply wholesalers and dealers and framing wholesalers. The consumer market has increased significantly in recent years, largely due to the dramatic growth of office products superstores and discount chains. A more limited line of products is sold to schools through specialized school supply distributors.

---

[1]Trademark of Isaberg Rapid AB.
[2]Trademark of Schwan-STABILO Schwanhausser GmbH & Co.
[3]Trademark of Conté S.A.
[4]Trademark of Neschen AG which the Company has the right to continue to use on certain products for a limited amount of time.

Sales and Marketing

General

The Company has more than 3,000 active customers, the ten largest of which accounted for approximately 57% of its net sales in fiscal 2001. Three of these ten largest customers were office products superstore chains. Wal-Mart Stores, Inc. and Staples, Inc. accounted for 13% and 11%, respectively, of total net sales for fiscal 2001. In recent years there has been an increasing percentage of the Company's sales attributable to a smaller number of customers with increased buying and bargaining power. This increase in bargaining power has led to downward pressure on selling prices for the Company's office supplies products and board products. See Item 7 of this report.

The Company generally operates without a significant backlog because most of its sales are made from inventory. The Company's sales generally are not subject to significant seasonal fluctuations. See Note 17 to the Consolidated Financial Statements herein.

Domestic Operations

Domestic marketing of the Company's products is effected principally through two separate sales forces for retail and mass markets. The sales forces are comprised primarily of the Company's own salespeople and independent manufacturers' representatives. The Company currently maintains its primary domestic distribution operations in Statesville, North Carolina.

Foreign Operations

The Company maintains distribution operations in Ontario, Canada, and also distributes its products in more than 50 foreign markets, primarily through its own sales force and through independent sales agents and distributors. Export sales aggregated $15.2 million in fiscal 2001, as compared to $18.0 million and $16.2 million in fiscal 2000 and 1999, respectively. In fiscal 2001, approximately $10.8 million and $1.2 million of such sales were made in Canada and Mexico, respectively. No other foreign country had sales greater than $.4 million. In fiscal 2001, BOSTON brand electric and mechanical pencil sharpeners, X-ACTO brand knives and blades, BIENFANG brand paper products, and HUNT foam board products accounted for the major portion of export sales.

The Company's other foreign operations, including its European distribution operations, were divested as part of the October 2001 sale of its commercial Graphics Products business. See Item 7 herein and Note 3 to the Consolidated Financial Statements herein for further information.

Foreign sales of the Company's products are subject to the usual risks of doing business abroad, particularly currency fluctuations and foreign exchange controls, as well as general economic conditions.

Manufacturing and Production

The Company's operations include manufacturing and converting of products, as well as purchasing and assembly of various component parts. Excluding products for which it acts as a distributor, the vast majority of the Company's sales are of products which are manufactured, converted or assembled by the Company. See Item 2 herein for information concerning the Company's major manufacturing facilities.

The Company customarily has more than one source of supply for its critical raw materials and component parts, and its consumer products business has not been materially hindered by shortages of such items. The Company experienced some cost reductions for certain of its raw materials, such as styrene plastic and facing paper, during fiscal 2001; however, management is uncertain if this trend will continue. See Item 7 herein.

Competition

The Company does not have any single competitor which offers substantially the same overall lines of products as the Company. However, competition in a number of areas of the Company's businesses, such as electric pencil sharpeners, staplers, foam board, and finishing equipment, laminates, and

adhesives is substantial, and some of the Company's competitors are larger and have considerably greater financial resources than the Company.

Because of the fragmented nature of the consumer products business, the multiple markets served by the Company, and the absence of published market data, the Company generally is not able to determine with certainty its relative domestic or foreign market share for its various products. Nevertheless, the Company believes that it is among the leaders in domestic markets in a number of its products, including BOSTON brand manual and electric pencil sharpeners, STURDY BOARD brand foam board products, HUNT brand project display board products, and X-ACTO brand knives and blades.

The Company considers product performance and brand recognition to be important competitive factors in its businesses, but competitive pricing and promotional discounts also have become increasingly important factors.

Trademarks, Patents and Licenses

The Company's business is not dependent, to a material extent, upon any patents. However, the Company regards its many trademarks as being of substantial value in the marketing of its various products, particularly including BOSTON®, X-ACTO®, BIENFANG®, and HUNT®. The following additional trademarks, some of which are mentioned in this report, are owned by the Company: BULLDOG®, THE BUZZ™, CLASSIC STANDUP STAPLER™, DELUXE STANDUP STAPLER™, THE EXECUTIVE STANDUP STAPLER®, GRIP STANDUP STAPLER™, MIGHTY CORE®, MIGHTY MITE™ NAUTILUS®, ORCA®, PALM STANDUP STAPLER™, PAINTERS®, POWERHOUSE®, ROCKET STANDUP™, SCHOOL PRO™, SHOWTIME®, STANDUP®, STURDY BOARD®, and ULTIMATE STANDUP STAPLER™.

As previously indicated, the Company also has been granted exclusive distribution rights in designated territories with respect to various products, including CONTÉ drawing products, RAPID manual and electric stapling machines, and certain project display boards owned by Showboard, Inc. The Company's distribution rights generally are of unlimited duration and may be terminated or expire, in certain cases, with as little as approximately six months notice from the grantor of such rights. While the Company's business is not dependent upon any of these distribution rights (no line of such distributed products having accounted for as much as 4% of the Company's net sales in fiscal 2001), the loss of the right to market certain products could have an adverse effect on the Company's profitability.

Research and Development

During fiscal 2001, the Company spent approximately $1.5 million on Company-sponsored research and development, as compared with approximately $1.6 million in fiscal 2000 and $1.9 million in fiscal 1999.

Personnel

As of January 2002, the Company had approximately 900 full-time employees.

Environmental Matters

The Company is involved on a continuing basis in monitoring its compliance with environmental laws and in making capital and operating improvements necessary to comply with existing and anticipated environmental requirements. Despite its efforts, the Company has been cited for occasional violations or alleged violations of environmental laws or permits and on several occasions has been named as a potentially responsible party for remediation of sites. Expenses incurred by the Company to date relating to violations of and compliance with environmental laws and permits and site remediation have not been material. While it is impossible to predict with certainty, management currently does not foresee such expenses in the future as having a material effect on the Company's business, results of operations or financial condition. See Note 15 to the Consolidated Financial Statements herein.

ITEM 2. PROPERTIES

The Company presently maintains its principal executive offices at One Commerce Square, 2005 Market Street, Philadelphia, PA 19103 in approximately 53,000 square feet of leased space under a sublease expiring in 2002. The Company is currently in negotiations to extend its present lease. The following table sets forth information with respect to certain of the other facilities of the Company:

Primary Function	Location	Approximate Size	Owned or Leased
Manufacturing & Offices	Statesville, NC	219,000 sq. ft. bldg. on 13 acres	(1)
Manufacturing & Offices	Statesville, NC	218,000 sq. ft. bldg. on 16 acres	Owned
Distribution & Offices	Statesville, NC	320,000 sq. ft. bldg.	Leased (exp. 2005)
Distribution & Offices	Ontario, Canada	59,000 sq. ft. bldg.	Leased (exp. 2006)

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(1) A portion of this facility was financed by the issuance of industrial revenue bonds, due 2004, by the Iredell County Industrial Facilities and Pollution Control Financing Authority. The Authority retains title to the property and leases it to the Company for rental payments equal to principal and interest payments on the bonds. The Company has the option, subject to certain conditions, to purchase the property for a nominal consideration upon payment of the bonds.

In connection with the 2001 cost reduction plan, the Company vacated some of the leased space of its executive offices and intends to vacate some of its Ontario, Canada distribution facility. Subject to the preceding sentence, the Company believes that the above facilities generally are adequately utilized and suitable for the Company's present needs.

In addition, the Company has retained $4.6 million of assets (consisting of a plant facility and vacant land) related to its fiscal 2001 divested commercial Graphics Products business, all located in the United Kingdom. The Company is actively pursuing the disposition of these non-strategic assets and expects to achieve their sale within a reasonable period of time. See Note 3 to the Consolidated Financial Statements herein and Item 7 of this report.

ITEM 3. PENDING LEGAL PROCEEDINGS

The Company is not aware of any material pending legal proceedings involving the Company or its subsidiaries other than as set forth in Notes 15 and 20 to the Consolidated Financial Statements herein and in Item 1- "Environmental Matters" herein.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the security holders of the Company during the fourth quarter of the fiscal year covered by this report.

Additional Information

The following information is furnished in this Part I pursuant to Instruction 3 to Item 401(b) of Regulation S-K:

Executive Officers of the Company

Name	Age	Position
Donald L. Thompson	60	Chairman of the Board and Chief Executive Officer
John W. Carney	58	Vice President, Chief Administrative Officer
Bradley P. Johnson	39	President and Chief Operating Officer
Dennis S. Pizzica	48	Vice President, Chief Financial Officer, Treasurer, and Secretary

The executive officers of the Company customarily are elected annually by the Board of Directors to serve, at the pleasure of the Board, for a period of one year or until their successors are elected. All of the executive officers of the Company, except for Messrs. Johnson and Pizzica, have served in varying executive capacities with the Company for over five years.

As previously announced by the Company, Mr. Thompson plans to relinquish his Chief Executive Officer position around mid-year 2002, and to continue to serve as Chairman of the Board until the end of the fiscal year. This is part of a planned implementation of an orderly executive leadership transition to a smaller executive management structure. Mr. Johnson is Mr. Thompson's planned successor. William E. Chandler, former Senior Vice President of Finance, Chief Financial Officer, and Secretary, retired from the Company effective March 1, 2002. Mr. Pizzica is Mr. Chandler's successor. In addition, James P. Machut, the former Vice President of Operations/Supply Chain Logistics, and Eugene A. Stiefel, former Vice President, Information Services and Chief Information Officer, separated from the Company effective March 1, 2002. The Company is not planning to replace the positions previously held by Messrs. Machut and Stiefel.

Mr. Johnson was named to the position of President and Chief Operating Officer of the Company effective December 1, 2001. He joined the Company in May 1999 and previously served as Vice President/ General Manager of Consumer Products (May 1999-May 2000), Vice President/General Manager of Hunt Products (June 2000-December 2000), and Senior Vice President/General Manager of Hunt Products (January 2001-November 2001). Prior to joining Hunt, Mr. Johnson was General Manager of the Infant Feeding Business Unit at H. J. Heinz Company from 1997 to 1999 and held several marketing related positions with Kimberly-Clark Corporation from 1988 to 1997.

Mr. Pizzica was elected to the additional offices of Chief Financial Officer and Secretary in February 2002, effective March 1, 2002. He joined the Company in June 1975 and has been serving as Vice President and Treasurer.

For the purposes of calculating the aggregate market value of the common shares of the Company held by nonaffiliates, as shown on the cover page of this report, it has been assumed that all the outstanding shares were held by nonaffiliates except for the shares held by directors and executive officers of the Company. However, this should not be deemed to constitute an admission that all directors and executive officers of the Company are, in fact, affiliates of the Company, or that there are not other persons who may be deemed to be affiliates of the Company. Further information concerning shareholdings of executive officers, directors and principal shareholders is included in the Company's definitive proxy statement filed or to be filed with the Securities and Exchange Commission.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCK-HOLDER MATTERS

The Company's common shares are traded on the New York Stock Exchange (trading symbol "HUN"). The following table sets forth the high and low quarterly sales prices of the Company's common shares during the two most recent fiscal years (all as reported by *The Wall Street Journal*):

	Fiscal Quarters 2001			
	First	Second	Third	Fourth
High	$7.60	$7.10	$7.90	$7.63
Low	3.50	5.06	5.34	5.55

	Fiscal Quarters 2000			
	First	Second	Third	Fourth
High	$11.13	$10.63	$10.63	$9.25
Low	8.06	8.38	8.69	3.81

The Company's 1990 Rights Plan and the Rights distributed to shareholders under such plan expired by their terms on December 31, 2000 and are no longer deemed to be attached to the Company's common shares. See Note 14 to the Consolidated Financial Statements herein.

As of February 1, 2002 there were approximately 500 record holders of the Company's common shares, which number does not include shareholders whose shares were held in nominee name.

During the past two fiscal years, the Company has paid regular quarterly cash dividends on its common shares at $.1025 per quarter per share. There can be no assurance, however, as to the payment or the amount of future dividends, since they are periodically reviewed by the Company's Board of Directors and are subject to possible change based upon the Company's earnings, financial condition, and other factors. Certain of the Company's credit agreements contain representations, warranties, covenants, and conditions, the violation of which could result in restrictions on the Company's present and future ability to pay dividends. See Note 10 to the Consolidated Financial Statements herein.

During fiscal 2001, the Company issued from its Treasury an aggregate of 17,876 unregistered common shares under its non-employee director compensation plan. Registration of such shares was not required because their issuance did not involve a "sale" under Section 2(3) of the Securities Act of 1933, or, alternatively, their issuance was exempt pursuant to the private offering provisions of that Act and the rules thereunder.

ITEM 6. SELECTED FINANCIAL DATA

The following table contains selected financial data derived from the Company's audited Consolidated Financial Statements for each of the last five fiscal years. This data should be read in conjunction with the Company's Consolidated Financial Statements (and related notes) appearing elsewhere in this report and with Item 7 of this report.

The following data is on a continuing operations basis.

	Year Ended				
	Dec. 2, 2001 (1)	Dec. 3, 2000 (2)	Nov. 28, 1999 (3)	Nov. 29, 1998 (4)	Nov. 30, 1997 (5)
	(In millions, except per share data)				
Net sales	$160.9	$175.8	$173.0	$171.3	$182.9
Income (loss) from continuing operations	3.3	4.1	9.6	12.6	(7.6)
Income (loss) from continuing operations per common share (6):					
Basic	.37	.42	.91	1.12	(.69)
Diluted	.37	.42	.91	1.09	(.69)
Total assets	106.4	163.5	179.6	186.9	209.5
Long-term debt	22.0	54.7	56.6	57.7	54.1
Cash dividends declared per share	.41	.41	.41	.41	.38

(1) In fiscal 2001, the Company recorded charges of: (i) $2.7 million after taxes ($.30 per share) for its 2001 cost reduction plan; (ii) $.3 million after taxes ($.03 per share) of implementation costs in connection with the Company's 1999 restructuring plan; (iii) $.1 million after taxes ($.01 per share) for interest on a patent infringement suit judgment; and (iv) $25.4 million after taxes ($2.83 per share) in connection with the divestiture of its commercial Graphics Products business. In fiscal 2001, the Company also reduced by $.2 million after taxes ($.02 per share) some of the reserves established in connection with its 1999 restructuring plan.

(2) In fiscal 2000, the Company recorded charges of: (i) $.2 million after taxes ($.02 per share) of implementation costs in connection with the Company's 1999 restructuring plan; and (ii) $2.5 million after taxes ($.25 per share) in connection with a patent infringement suit with respect to one of the Company's minor products. The Company also reduced by $.1 million after taxes ($.01 per share) some of its reserves established in connection with the Company's implementation of its 1999 restructuring plan, and reduced by $.1 million after taxes ($.01 per share) some its reserves in connection with its 1997 business divestitures.

(3) In fiscal 1999, the Company recorded a charge for the 1999 restructuring plan of approximately $.5 million after taxes ($.05 per share). In addition, the Company reduced by $.2 million after taxes ($.02 per share) some of its reserves established in connection with the Company's implementation of its 1997 strategic plan and reduced by $.3 million after taxes ($.03 per share) some its reserves in connection with its 1997 business divestitures.

(4) In fiscal 1998, the Company on a net basis reduced by $2.4 million after taxes ($.21 per share) some of its reserves established in connection with the implementation of the strategic plan during fiscal 1997. In addition, the Company reduced by $.5 million after taxes ($.04 per share) some of its reserves established in connection with its 1997 business divestitures.

(5) In fiscal 1997, the Company recorded a charge for the 1997 strategic plan of approximately $13.2 million after taxes ($1.19 per share) and other related costs of $1.9 million after taxes ($.17 per share) and recorded a net gain on sales of divested businesses (excluding discontinued businesses) of $2.5 million after taxes ($.22 per share).

(6) The average common shares outstanding (diluted) during fiscal years 1997 through 2001 were as follows:

1997 – 11,079,000 shares

1998 – 11,556,000 shares

1999 – 10,493,000 shares

2000 – 9,908,000 shares

2001 – 8,976,000 shares

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements contained in this report are forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements represent management's assessment based upon information currently available, but are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in the forward-looking statements. These risks and uncertainties include, but are not limited to, the Company's ability to successfully complete the implementation, and realize the anticipated benefits of its restructuring and cost reduction plans on a timely basis; the effect of, and changes in, worldwide general economic conditions, including the severity of any economic slowdown; price and availability of raw materials; foreign exchange rates; technological and other changes affecting the manufacture of and demand for the Company's products; competitive and other pressures in the marketplace; acts of terrorism; and other risks and uncertainties set forth herein and as may be set forth in the Company's subsequent press releases and/or Forms 10-Q, 8-K, and other filings with the Securities and Exchange Commission.

(Note: All earnings per share amounts in Management's Discussion and Analysis are presented on an after-tax, diluted basis.)

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs, product returns, bad debts, inventories, assets held for sale, intangible assets, cash surrender value of life insurance policies, phantom stock, income taxes, warranty obligations, restructuring, business divestitures, pensions and other employee benefit plans or arrangements, environmental matters, and contingencies and litigation. The Company bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

- The Company records estimated reductions to revenue for customer programs including special promotions and other volume-based incentives.

- The Company maintains allowances for doubtful accounts for estimated losses resulting from the Company's review and assessment of its customers' ability to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

- The Company provides for estimated costs of future anticipated product returns and warranty obligations based on historical experience when related revenues are recognized.

- The Company maintains reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assessments about current and future demand and market conditions. If actual market conditions were to be less favorable than those projected by management, additional inventory reserves could be required.

- The Company holds life insurance policies for all of its officers in connection with the Company's Supplemental Executive Benefits Plan. The carrying value of these policies is subject to changes in market conditions.
- The Company maintains an accrual for a deferred cash account in connection with a long-term incentive compensation agreement with the Company's Chief Executive Officer. The value of the deferred cash account is tied to the Company's stock price. This accrual is subject to changes in market conditions.
- The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Discontinued Operations, Cost Reduction and Restructuring Plans, and Related Matters

Effective October 1, 2001, the Company sold its commercial Graphics Products business and related assets to Neschen AG for approximately $32.0 million. The Company recorded an after-tax loss of $25.4 million, or $2.83 per share, on this sale. The divested business, representing all of the Company's foreign operations (excluding Canada) and some of its domestic operations, had net sales of approximately $44.3 million in fiscal 2001 (through the effective date of divestiture), $73.0 million in fiscal 2000, and $71.9 million in fiscal 1999. The commercial Graphics Products business is presented as a discontinued operation in the accompanying Consolidated Statements of Operations and Notes to Consolidated Financial Statements. As of December 2, 2001, approximately $7.1 million of this loss remains as an accrual in the accompanying Consolidated Balance Sheets under liabilities. See Note 3 to the Consolidated Financial Statements herein for further information.

In addition, the Company and Neschen AG entered into various product manufacturing and transition services agreements whereby each party is providing services to the other for a limited period of time (ranging from four to twelve months) which services are billed at cost. The Company also bills Neschen for management and other net fees. The parties have also entered into various purchase and supply agreements for an initial period of one year from the sale date.

In November 2001, the Company initiated a cost reduction plan (the "2001 cost reduction plan") designed to reduce the Company's cost structure. This plan resulted primarily from the sale of the commercial Graphics Products business and is expected to generate approximately $3.9 million of annualized pre-tax cost savings in fiscal 2002 and annualized pre-tax cost savings of approximately $4.7 million in future years. Although the Company expects to realize such future cost savings, there is no assurance that such future cost savings will actually be achieved. The adoption of the 2001 cost reduction plan in the fourth quarter of fiscal 2001 resulted in the recording of charges totaling $3.9 million pre-tax ($.30 per share) for that quarter. These charges are classified as restructuring and other in the accompanying Consolidated Statements of Operations, and include employee severance costs ($3.5 million), recognition of future lease obligations ($.3 million), and other related costs. Twelve positions were eliminated in fiscal 2001, and nineteen positions are expected to be eliminated in the first half of fiscal 2002 in connection with this cost reduction plan (not including 319 positions associated with the sale of the divested business described above). Approximately 99% of the fiscal 2001 cost reduction charge is for cash items, of which $3.9 million remains accrued in the accompanying Consolidated Balance Sheet at December 2, 2001. In addition to the charges related to this plan, the Company expects to spend a total of approximately $1.0 million for implementation costs (which will be recorded as period costs as incurred) over the next three fiscal years. These implementation costs consist primarily of employee severance and outplacement costs. Included in the total employee severance costs referred

to above are costs related to the Company's executive leadership transition to a smaller executive management structure more in keeping with the reduced size and complexity of the Company's business following the sale of its commercial Graphics Products business in October 2001. These transition severance costs relate to the planned retirement of the Company's Chairman and Chief Executive Officer and separation of other executive officers of the Company during fiscal 2002. See Notes 3 and 4 to the Consolidated Financial Statements.

As a result of the above actions, management believes that the Company has simplified its operations, and thus, is afforded greater potential strategic options. These actions are also expected to improve the overall profitability and financial strength of the Company's continuing operations.

During fiscal 1999, the Company initiated a comprehensive reorganization and restructuring plan (the "1999 restructuring plan"), which resulted in recognition of restructuring charges totaling $6.2 million pre-tax, of which $.8 million pre-tax ($.05 per share) is included in restructuring and other in the accompanying Consolidated Statements of Operations, with the remaining $5.4 million pre-tax included in loss from discontinued business. The Company completed the implementation of its 1999 restructuring plan in fiscal 2000. See Note 4 to the Consolidated Financial Statements.

During fiscal 2001, the Company reduced by $.4 million pre-tax some of its reserves in connection with the 1999 restructuring plan, of which $.2 million pre-tax ($.02 per share) is included in restructuring and other in the accompanying Consolidated Statements of Operations. These reserve reductions related primarily to lower than anticipated severance costs. During fiscal 2000, the Company reduced by $.5 million pre-tax, of which $.2 million ($.01 per share) is included in restructuring and other in the accompanying Consolidated Statements of Operations, and $.1 million pre-tax ($.01 per share), respectively, some of its reserves for the 1999 restructuring plan and reserves established in connection with the Company's 1997 strategic plan. These reserve reductions related primarily to a decision not to vacate a certain facility, final resolution of lease obligations for a vacant facility, lower than anticipated severance costs, and lower than expected losses on asset disposals.

During fiscal 1999, the Company reduced by $.6 million pre-tax ($.04 per share) some of its reserves established in connection with the Company's implementation of its 1997 strategic plan, of which $.3 million ($.02 per share) is included in restructuring and other in the accompanying Consolidated Statements of Operations. This reserve reduction related primarily to a final resolution of lease obligations for a vacated facility and to lower than expected severance costs.

During fiscal 2000, the Company reduced by $.1 million pre-tax ($.01 per share) some of its reserves related to its 1997 business divestitures. These reserve reductions related primarily to lower than anticipated inventory returns and environmental reserves.

During fiscal 1999, the Company reduced by $.5 million pre-tax ($.03 per share) some of its reserves established with respect to its 1997 business divestitures. This reserve reduction was principally related to lower than expected inventory returns.

The following discussion is on a continuing operations basis.

Comparison of Fiscal 2001 vs. 2000

The Company's 2001 fiscal year comprised 52 weeks compared to 53 weeks for fiscal 2000.

Net Sales. Net sales from continuing operations decreased 8.5% to $160.9 million in fiscal 2001 from $175.8 million in fiscal 2000. This sales decrease was largely due to lower sales of board products, framing products, X-ACTO brand products, and BOSTON brand pencil sharpeners, which, in turn, were largely attributable to the U.S. economic slowdown. Export sales decreased 15.3% in fiscal 2001 from fiscal 2000, mainly due to lower sales in Canada and Latin America.

Net sales from continuing operations decreased 15.5% during the fourth quarter of fiscal 2001 as compared with the prior year fourth quarter due primarily to the continuing slowdown in the U.S. and world economies, which was exacerbated by the September 11, 2001 terrorist attacks in the U.S. This economic slowdown prompted some of the Company's key customers to reduce their inventory and

purchasing levels, which, in turn, resulted and continues to result in lower orders to and sales by the Company. Management is uncertain how long this situation will continue.

In addition, the Company has a number of significant customers, including two customers that together constituted approximately 24% of the Company's net sales in fiscal 2001. See Note 19 to the Consolidated Financial Statements herein. The loss of any of these significant customers could have an adverse effect on the Company's results of operations, financial position, or cash flows.

Gross Profit. The Company's gross profit ratio increased to 39.4% of net sales in fiscal 2001 from 39.0% in fiscal 2000, while the gross margin dollars decreased $5.2 million. The increase in gross profit ratio was primarily the result of lower raw material costs and favorable last-in, first-out inventory adjustments, partially offset by unfavorable fixed overhead absorption and higher inventory obsolescence and other inventory adjustments. The decrease in gross profit dollars was largely due to lower sales levels. The Company experienced cost decreases for some of its raw materials, such as styrene plastic and facing paper during fiscal 2001. However, management is uncertain if this trend will continue.

Selling, General and Administrative Expenses. Selling, general, and administrative expenses decreased $3.2 million, or 5.8%, in fiscal 2001 from the previous year. The decrease was largely attributable to a special cash award for Company employees in fiscal 2000 and to lower marketing and selling and freight costs in fiscal 2001 as a result of lower sales, partially offset by higher stock-based compensation expense.

Restructuring and Other. During the fourth quarter of fiscal 2001, the Company recorded a charge of $3.9 million pre-tax ($.30 per share) in connection with the Company's 2001 cost reduction plan, as previously discussed. This charge is included in restructuring and other in the accompanying Consolidated Statements of Operations. Approximately 99% of the restructuring charge is for cash items and includes employee severance costs ($3.5 million), recognition of future lease obligations ($.3 million), and other related costs. See Note 4 to the Consolidated Financial Statements herein for further information.

During fiscal 2000, the Company recorded a charge and related liability of $3.8 million (including interest) in connection with a patent infringement suit judgment with respect to one of its minor products. During fiscal 2001, the Company recorded an additional $.1 million of interest expense related to this litigation and subsequently made a payment to the plaintiff in the amount of approximately $3.9 million with respect to this judgment.

In addition, during fiscal 2001 and 2000, the Company reduced by $.2 million pre-tax ($.02 per share) and $.2 million pre-tax ($.01 per share), respectively, some of its reserves relating to its 1999 restructuring plan. These reserve reductions related primarily to lower than anticipated severance costs and lower than expected losses on asset disposals. Also during fiscal 2000, the Company reduced by $.1 million pre-tax ($.01 per share) some of its reserves related to its 1997 business divestitures. These reserve reductions related primarily to lower than anticipated inventory returns and environmental reserves.

See Notes 3 and 4 to the Consolidated Financial Statements.

Interest Expense. Interest expense decreased to $4.1 million in fiscal 2001 from $4.2 million in fiscal 2000 due to lower average debt borrowings in fiscal 2001.

Interest Income. Interest income decreased $.5 million in fiscal 2001 from fiscal 2000 due to lower interest rates and lower average cash balances.

Other Income and Expense. Other income, net was $.3 million in fiscal 2001 compared to other expense, net of $.3 million in fiscal 2000 due principally to management and other net fees billed to Neschen AG for services rendered in connection with the Company's transition services agreements with Neschen AG in fiscal 2001.

Provision for Income Taxes. The Company's effective tax rate for continuing operations decreased to 29.5% in fiscal 2001 from 37.2% in fiscal 2000, primarily due to resolution of prior years' tax exposures

and to lower amounts not deductible for tax purposes. See Note 11 to the Consolidated Financial Statements.

Comparison of Fiscal 2000 vs. 1999

The Company's 2000 fiscal year comprised 53 weeks compared to 52 weeks for fiscal 1999.

Net Sales. Net sales from continuing operations increased 1.6% to $175.8 million in fiscal 2000 from $173.0 million in fiscal 1999. This sales increase was primarily the result of broader distribution in current sales channels, expanded placement of existing products and the introduction of new products, partially offset by lower net selling prices, and lower sales of X-ACTO brand products and to the termination (effective September 1, 1999) of the Company's distribution agreement with respect to Schwan-STABILO highlighter markers and writing instruments. Export sales increased 10.8% in fiscal 2000 as compared to fiscal 1999, principally due to higher sales in Latin America and Canada.

Gross Profit. The Company's gross profit margin decreased to 39.0% of net sales in fiscal 2000 from 41.5% in fiscal 1999, due to the net result of unfavorable production efficiencies and higher materials costs, partially offset by favorable customer and product mix and lower variable overhead spending.

Selling, General and Administrative Expenses. Selling, general, and administrative expenses decreased $.2 million, or .4%, in fiscal 2000 from the previous year. This decrease was largely attributable to lower promotional advertising and packaging development costs, lower discretionary marketing spending, and lower professional services expenses, partially offset by a special cash award to the Company's employees.

Restructuring and Other. The Company recorded pre-tax special charges on a continuing operations basis of $6.2 million pre-tax in connection with the Company's 1999 restructuring plan, of which $.8 million pre-tax ($.05 per share) is included in restructuring and other in the accompanying Consolidated Statements of Operations, with the remaining $5.4 million pre-tax included in the loss from discontinued business.

In addition, during fiscal 1999, the Company reduced by $.6 million pre-tax ($.04 per share) some of its reserves established in connection with its 1997 strategic plan. This reserve reduction related primarily to a lease facility settlement and to lower than expected severance costs.

The Company also reduced, during fiscal 1999, by $.5 million pre-tax ($.03 per share) some of its reserves with respect to its 1997 business divestitures. The reserve reduction was principally related to lower than expected inventory returns.

Interest Expense. Interest expense increased to $4.2 million in fiscal 2000 from $4.1 million in fiscal 1999 due to lower interest capitalized in fiscal 2000.

Interest Income. Interest income decreased $.2 million in fiscal 2000 from fiscal 1999 due to lower average cash balances.

Provision for Income Taxes. The Company's effective tax rate for continuing operations increased to 37.2% in fiscal 2000 from 32.9% in fiscal 1999, primarily due to higher amounts not deductible for tax purposes. See Note 11 to the Consolidated Financial Statements.

Financial Condition

Working capital decreased to $40.6 million at the end of fiscal 2001 from $56.4 million at the end of fiscal 2000 largely as a result of the Company's fiscal 2001 divestiture of its commercial Graphics Products business and costs related to the 2001 cost reduction plan previously discussed. The Company's debt/capitalization ratio decreased to 42.1% at the end of fiscal 2001 from 46.9% at the end of fiscal 2000 as a net result of the reduction of long-term debt, the reduction in earnings from the sale of the divested business, and the 2001 cost reduction plan discussed above. Funds from operations, proceeds received from the sale of a divested business, and available cash balances were sufficient during fiscal 2001 to enable the Company to reduce debt by $27.7 million, net; to pay $3.9 million in satisfaction of a patent

infringement judgment; to fund the repurchase of $3.7 million of the Company's common shares; to fund additions to property, plant and equipment of $3.6 million; to pay cash dividends of $3.6 million; and to make cash payments related to the 1999 restructuring plan of $.4 million.

The decrease in current assets from $88.3 million at the end of fiscal 2000 to $72.8 million at the end of fiscal 2001, as well as the decreases in accounts receivable and inventories were due primarily to the sale of the divested business. Other current assets increased to $14.1 million at the end of fiscal 2001 from $2.6 million at the end of fiscal 2000 due largely to an increase in income tax refund receivables ($3.6 million), a reclassification from property, plant and equipment to assets held for sale of certain assets ($4.6 million) relating to the divested business (but not included in the sale to Neschen AG), and to a receivable due from Neschen AG for transitional manufacturing, distribution, and administrative services performed in connection with the sale of the divested business.

The decrease in non-current assets of $41.6 million was also due largely to the business divestiture.

Current liabilities of $32.2 million at the end of fiscal 2001 increased from $31.9 million at the end of fiscal 2000. This slight increase was due to the reclassification of a portion of long-term debt to current, accruals associated with the Company's 2001 cost reduction plan, and accruals associated with the sale of the divested business, partially offset by the payment of the patent infringement litigation accrual and reductions of accounts payable and accruals as a result of the business divestiture.

Other non-current liabilities increased to $14.1 million at the end of fiscal 2001 from $12.5 million at the end of fiscal 2000 due to several factors, including accruals associated with the 2001 cost reduction charges and the sale of the divested business, and to an increase in the Company's Supplemental Executive Benefits Plan liability, partially offset by lower pension accruals.

The $6.8 million decrease in the accumulated other comprehensive loss account in stockholders' equity was due to the elimination of the foreign currency translation adjustment account as a result of the sale of the divested business and to a favorable minimum pension liability adjustment.

In fiscal 2001 and 2000, the Company repurchased 941,290 and 352,600 shares, respectively, of its stock at a cost of $3.7 million and $3.2 million, respectively. The diluted average common shares outstanding decreased from 9,908,000 shares in fiscal 2000 to 8,976,000 shares in fiscal 2001. These and other previously repurchased shares are held by the Company as treasury stock to be used for company stock-based compensation plans and other general company purposes.

As a result of the divestiture of its commercial Graphics Products business in October 2001, the Company was required to modify its existing debt arrangement with its senior note holders and banks. In November 2001, the Company reached an agreement with its senior note holders to modify, in certain respects, the terms of the senior notes, subject to, among other things, the Company's securing and maintaining a $25 million bank credit facility. These modifications included: (i) a principal repayment on the senior notes of $25 million at par; (ii) an increase in the interest rate on the remaining balance of the senior notes from 7.86% to 8.36%; (iii) changes to certain covenant requirements; and (iv) certain restrictions on the Company's ability to repurchase its common stock. The Company used $25 million of the proceeds from the sale of the divested business to reduce the $50 million senior note debt then outstanding. As of December 2, 2001, the Company had received a commitment from two banks for a new $25 million bank credit facility to replace the existing $50 million credit facility. On December 21, 2001, the Company finalized the bank credit agreement with the banks. The terms of the new credit facility include, among other things, LIBOR based loans, financial and other covenant requirements substantially similar to the existing bank credit facility, and limitations on borrowings based on levels of accounts receivable, inventory, and fixed assets. See Note 10 to the Consolidated Financial Statement. There were no outstanding borrowings under the new credit facility as of December 2, 2001.

The Company's ability to comply with various of its debt covenants will depend largely on the achievement of the Company's business plan, which, in turn, could be adversely affected by the economic climate, competitive uncertainties, and other factors. In the event that non-compliance with such debt covenants should occur or appear to be likely, the Company would pursue various alternatives to successfully resolve the non-compliance, which might include, among other things, seeking debt

covenant waivers or amendments, refinancing of debt, restricting payments of future cash dividends, and/or reducing future capital expenditures. Although the Company believes that it would be successful in resolving any such actual or potential non-compliance with its debt covenants, there can be no assurance that such would be the case. See Note 10 to the Consolidated Financial Statements.

Management believes that funds generated from operations, combined with the new credit facility, will be sufficient to meet currently anticipated working capital and other capital and debt service requirements. Should the Company require additional funds in the future, management believes that the Company could obtain them at competitive costs.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations"; SFAS No. 142, "Goodwill and Other Intangible Assets"; and SFAS No. 143, "Accounting for Asset Retirement Obligations."

SFAS No. 141 supersedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations." The most significant changes made by SFAS No. 141 are requiring the purchase method of accounting for all business combinations initiated after June 30, 2001, establishing specific criteria for the recognition of intangible assets separately from goodwill, and requiring that unallocated negative goodwill be written off immediately as an extraordinary gain. The Company does not expect a material impact from the adoption of SFAS No. 141 on its consolidated financial statements.

SFAS No. 142 supersedes APB 17, "Intangible Assets," and primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS No. 142 are that goodwill and indefinite lived intangible assets will no longer be amortized, goodwill will be tested for impairment at least annually at the reporting unit level, intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and the amortization period of intangible assets with finite lives will no longer be limited to forty years. The Company does not expect a material impact from the adoption of SFAS No. 142 on its consolidated financial statements.

SFAS No. 143 requires that entities record as a liability obligations associated with the retirement of a tangible long-lived asset when such obligations are incurred, and capitalize the cost by increasing the carrying amount of the related long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. The Company does not expect a material impact from the adoption of SFAS No. 143 on its consolidated financial statements.

In August 2001, the FASB approved the issuance of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and certain parts of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes an accounting model based on SFAS No. 121 for long lived assets to be disposed of by sale, previously accounted for under APB Opinion No. 30. This Statement is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of the adoption of this statement, but believes it will not materially affect the Company's financial position or results of operations.

Environmental Matters

The Company is involved, on a continuing basis, in monitoring its compliance with environmental laws and in making capital and operating improvements necessary to comply with existing and anticipated environmental requirements. Despite its efforts, the Company has been cited for occasional violations or alleged violations of environmental laws or permits and on several occasions has been named a

potentially responsible party for the remediation of sites. Expenses incurred by the Company for all years presented in the accompanying consolidated financial statements relating to violations of and compliance with environmental laws and permits and site remediation have not been material. While it is impossible to predict with certainty, management currently does not foresee such expenses in the future as having a material effect on the Company's business, results of operations, or financial condition. See Note 15 to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

It is the Company's policy to enter into forward exchange contracts transactions only to the extent necessary to achieve the desired objectives of management in limiting the Company's exposure to the various market risks discussed in item 7 herein. However, the Company does not hedge all of its market risk exposure in a manner that would completely eliminate the impact of changes in interest rates and foreign exchange rates on the Company's net income. The Company does not expect that its results of operations or financial position will be materially affected by these risk management strategies.

As a result of the sale of the commercial Graphics Products business in October 2001, the Company's exposure to the impact of foreign currency exchange rate fluctuations has been greatly reduced. The Company plans to continue to enter into foreign exchange forward contracts to reduce risks associated with its Canadian dollar transactions. As of December 2, 2001, the Company had a one-month Canadian forward exchange contract with a notional value of approximately $1.9 million outstanding. There were no forward exchange contracts outstanding as of December 3, 2000. The Company does not hold or purchase any foreign currency contracts for trading purposes.

In the normal course of operations, the Company also faces other risks that are either nonfinancial or nonquantifiable. Such risks principally include changes in economic or political conditions, other risks associated with foreign operations, commodity price risk and litigation risks.

Interest Rate Risk Management

See Item 7 — "Financial Condition" and Note 10 to the Consolidated Financial Statements.

Foreign Exchange Risk Management

See Note 1 to the Consolidated Financial Statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements and supplementary financial information listed in the index appearing under Item 14(a) 1 & 2 herein, together with the reports of PricewaterhouseCoopers LLP thereon, are set forth following the signature pages below.

ITEM 9. DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

Incorporated by Reference

The information called for by Item 10, "Directors and Executive Officers of the Registrant" (other than the information concerning executive officers set forth after Item 4 herein); Item 11, "Executive Compensation"; Item 12, "Security Ownership of Certain Beneficial Owners and Management"; and Item 13, "Certain Relationships and Related Transactions" is incorporated herein by reference to the following sections of the Company's definitive proxy statement for its Annual Meeting of Shareholders scheduled to be held April 17, 2002, which definitive proxy statement is expected to be filed with the Commission not later than 120 days after the end of the fiscal year to which this report relates:

Form 10-K Item No.	Proxy Statement Section
Item 10	Proposal 1. "ELECTION OF DIRECTORS"; "ADDITIONAL INFORMATION – Section 16(a) Beneficial Ownership Reporting Compliance"
Item 11	Proposal 1. "ELECTION OF DIRECTORS – Compensation of Directors"; "ADDITIONAL INFORMATION – Executive Compensation" (not including "Compensation Committee Report on Executive Compensation and Report on Repricing of Options" and "Ten-Year Option Repricings")
Item 12	Proposal 1. "ADDITIONAL INFORMATION – Common Share Ownership by Certain Beneficial Owners and Management"
Item 13	Not applicable

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of the Report

1. Financial Statements:

	Pages
Report of Independent Accountants	F-1
Consolidated Statements of Operations for the fiscal years 2001, 2000, and 1999	F-2
Consolidated Balance Sheets, December 2, 2001 and December 3, 2000	F-3
Consolidated Statements of Stockholders' Equity for the fiscal years 2001, 2000, and 1999	F-4
Consolidated Statements of Comprehensive Income (Loss) for the fiscal years 2001, 2000, and 1999	F-5
Consolidated Statements of Cash Flows for the fiscal years 2001, 2000, and 1999	F-6
Notes to Consolidated Financial Statements	F-7 – F-31

2. Financial Statement Schedule

Schedule II. Valuation and Qualifying Accounts for the fiscal years 2001, 2000, and 1999	F-32

All other schedules not listed above have been omitted, since they are not applicable or are not required, or because the required information is included in the consolidated financial

statements or notes thereto. Individual financial statements of the Company have been omitted, since the Company is primarily an operating company and any subsidiary companies included in the consolidated financial statements are directly or indirectly wholly-owned and are not indebted to any person, other than the parent or the consolidated subsidiaries, in an amount which is material in relation to total consolidated assets at the date of the latest balance sheet filed, except indebtedness incurred in the ordinary course of business which is not overdue and which matures in one year.

3. Exhibits:

(2) Agreements relating to sale of commercial Graphics Products business:

(a) Form of Asset Purchase Agreement (U.S.) dated October 7, 2001, between the Company and two of its subsidiaries and Neschen AG and three of its subsidiaries.

(b) Form of UK Asset Purchase Agreement dated October 7, 2001, between the Company and one of its subsidiaries and Neschen AG and one of its subsidiaries.

(c) Form of Asset Purchase Agreement (The Netherlands) dated October 9, 2001, between the Company and two of its subsidiaries and Neschen AG and one of its subsidiaries.

(d) Form of Share Purchase Agreement (Hong Kong) dated October 9, 2001, between Hunt Holdings Inc. and two other subsidiaries of the Company and Neschen International B.V.

(e) Form of Employee and Employee Benefits Transitional Agreement dated October 9, 2001, between the Company and two subsidiaries of Neschen AG.

(f) Form of Product Manufacturing and Transition Services Agreement dated October 9, 2001, between the Company and three subsidiaries of Neschen AG.

(g) Form of Purchase and Supply Agreement (Foamboard) dated October 9, 2001, between the Company and three subsidiaries of Neschen AG.

(h) Form of Purchase and Supply Agreement (Framing Consumables) dated October 9, 2001, between the Company and three subsidiaries of Neschen AG.

(Exhibits 2(a) through (h) are incorp. by ref. to Exs. 2(a) through (h), respectively, to Form 10-Q for quarter ended September 2, 2001.)

Certain schedules and similar attachments to, and as described in, the above exhibits 2(a) through 2(h) have not been filed with the Commission, but the Company agrees to furnish supplementally to the Commission a copy of any omitted schedule upon request. (A list of schedules so omitted is set forth as Ex. 2 to Form 8-K filed October 9, 2001.)

(3) Articles of incorporation and bylaws:

(a) Restated Articles of Incorporation (incorp. by ref. to Ex. 3(a) to January 2001 Form 8-K).

(b) By-laws, as amended (incorp. by ref. to Ex. 3(b) to January 2001 Form 8-K).

(4) Instruments defining rights of security holders, including indentures:*

(a) (1) Note Purchase Agreement dated as of August 1, 1996 between the Company and several insurance companies (refiled herewith) and (2) Consent and Amendment to Note Agreement dated as of November 14, 2001 (filed herewith).

(b) Credit Agreement dated as of December 21, 2001 between the Company and First Union National Bank, Fleet National Bank, and other lenders (filed herewith).

Miscellaneous long-term debt instruments and credit facility agreements of the Company, under which the underlying authorized debt is equal to less than 10% of the total assets of the Company and its subsidiaries on a consolidated basis, may not be

filed as exhibits to this report. The Company agrees to furnish to the Commission, upon request, copies of any such unfiled instruments.

(10) Material contracts:

(a) Lease Agreement dated June 1, 1979 and First Supplemental Lease Agreement dated as of July 31, 1994 between the Iredell County Industrial Facilities and Pollution Control Financing Authority and the Company (incorp. by ref. to Ex. 10(a) to fiscal 1999 Form 10-K).

(b) 1983 Stock Option and Stock Grant Plan, as amended, of the Company (refiled herewith).**

(c) (1) 1993 Stock Option and Stock Grant Plan of the Company, as amended (incorp. by ref. to Ex. 10(c) to Form 10-Q for quarter ended September 3, 2000); (2) Addendum relating to options granted December 16, 1999 (incorp. by ref. to Ex.10(c)(2) to fiscal 2000 Form 10-K); and (3) Description of January 2001 stock grants (incorp. by ref. to Ex.10(c)(3) to fiscal 2000 Form 10-K).**

(d) 1994 Non-Employee Directors' Stock Option Plan (incorp. by ref. to Ex. 10(d) to fiscal 1999 Form 10-K).**

(e) 1997 Non-Employee Director Compensation Plan (incorp. by ref. to Ex. 10(f) to fiscal 1997 Form 10-K).**

(f) (1) Form of Change in Control Agreement between the Company and various officers of the Company (incorp. by ref. to Ex.10(f)(1) to fiscal 2000 Form 10-K) and (2) list of executive officers who are parties (filed herewith).**

(g) (1) Form of Supplemental Executive Benefits Plan ("SEBP") of the Company effective January 1, 1997, (incorp. by ref. to Ex. 10(g)(1) of fiscal 1998 Form 10-K); (2) Amendment No. 1 to SEBP (incorp. by ref. to Ex. 10(g)(2) of fiscal 1999 Form 10-K); and (3) form of related Amended and Restated Trust Agreement, effective January 1, 1997 (incorp. by ref. to Ex. 10(g)(2) to fiscal 1998 Form 10-K; (4) Amendment No. 2 to SEBP (incorp. by ref. to Ex. 10(g)(4) to fiscal 2000 Form 10-K); (5) Amendment No. 3 to SEBP (incorp. by ref. to Ex. 10(g)(5) to fiscal 2000 Form 10-K); and (6) Amendment No. 4 to SEBP (filed herewith).**

(h) (1) Employment Agreement, dated as of April 8, 1996, between the Company and Donald L. Thompson (refiled herewith); (2) Amendment No. 1 dated October 1, 1999 to employment Agreement; (3) Amendment, effective June 28, 2000, to Appendix A to Employment Agreement; and (4) Nonqualified Stock Option Agreement dated June 28, 2000 (Exhibits 10(h)(2), (3), and (4) are incorp. by ref. to Exs. 10(h)(2), (3), and (4), respectively, to Form 10-Q for quarter ended September 3, 2000); and (5) Transition and Separation Agreement dated November 30, 2001 (filed herewith).**

(i) (1) Officer Severance Plan (incorp. by ref. to Ex. 10 to Form 10-Q for quarter ended February 28, 1999.); (2) Form of Agreement under the Officer Severance Plan; and (3) list of departing executives whose arrangements are essentially as provided under the Office Severance Plan and Form of Agreement (Exhibits 10(i)(2) and (3) filed herewith).**

(j) Supplemental Deferred Compensation Agreement, dated as of February 6, 2002 between the Company and John W. Carney (filed herewith).**

(k) Form of arrangement between the Company and Bradley P. Johnson (filed herewith).**

(21) Subsidiaries (filed herewith).

(23) Consent of PricewaterhouseCoopers LLP to incorporation by reference in registration statements on Form S-8 of their report on the consolidated financial statements and schedule included in this report (filed herewith).

* Reference also is made to (1) Articles 5th, 6th, 7th, and 8th of the Company's Restated Articles of Incorporation (ex. 3(a) to this report) and (2) Sections 1 and 6 of the Company's By-laws (Ex. 3(b) to this report).

**Indicates a management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K

During the fourth quarter of fiscal 2001, the Company filed two reports on Form 8-K with the Securities and Exchange Commissions, relating to the Company's sale of its commercial Graphics Products business.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNT CORPORATION

Dated: February 25, 2002

By: \s\ Donald L. Thompson

Donald L. Thompson
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Date
\s\ Donald L. Thompson Donald L. Thompson Chairman and Chief Executive Officer	February 25, 2002
\s\ William E. Chandler William E. Chandler Senior Vice President, Finance (Principal Financial Officer)	February 25, 2002
\s\ John Fanelli III John Fanelli III Vice President, Corporate Controller (Principal Accounting Officer)	February 25, 2002
\s\ Donald D. Belcher Donald D. Belcher Director	February 25, 2002
\s\ Ursula M. Burns Ursula M. Burns Director	February 25, 2002
\s\ Jack Farber Jack Farber Director	February 25, 2002
\s\ William F. Hamilton, Ph.D. William F. Hamilton, Ph.D. Director	February 25, 2002
\s\ Mary R. Henderson Mary R. (Nina) Henderson Director	February 25, 2002
\s\ Bradley P. Johnson Bradley P. Johnson Director	February 25, 2002
\s\ Gordon A. MacInnes Gordon A. MacInnes Director	February 25, 2002
\s\ Robert H. Rock Robert H. Rock Director	February 25, 2002
\s\ Victoria B. Vallely Victoria B. Vallely Director	February 25, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
the Board of Directors of
Hunt Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page 19 present fairly, in all material respects, the financial position of Hunt Corporation and its subsidiaries at December 2, 2001 and December 3, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 2, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under item 14(a)(2) on page 19 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, PA
January 29, 2002

HUNT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

for the fiscal years 2001, 2000, and 1999
(In thousands except per share amounts)

	2001 (52 weeks)	2000 (53 weeks)	1999 (52 weeks)
Net sales	$160,870	$175,780	$172,993
Cost of sales	97,478	107,232	101,220
Gross profit	63,392	68,548	71,773
Selling, general and administrative expenses	51,841	55,055	54,891
Restructuring and other	3,841	3,735	(74)
Income from operations	7,710	9,758	16,956
Interest expense	(4,055)	(4,163)	(4,114)
Interest income	768	1,271	1,439
Other income (expense), net	251	(276)	(28)
Income from continuing operations before income taxes	4,674	6,590	14,253
Provision for income taxes	1,378	2,453	4,689
Income from continuing operations	3,296	4,137	9,564
Discontinued operations:			
Loss from discontinued business, net of income tax benefits of $652, $1,433, and $2,033 in 2001, 2000, and 1999, respectively	(2,444)	(2,168)	(3,137)
Loss on disposal of discontinued business, net of income tax benefit of $6,777	(25,378)	—	—
Net income (loss)	$(24,526)	$ 1,969	$ 6,427
Basic earnings per common share:			
Income from continuing operations	$ 0.37	$ 0.42	$ 0.91
Loss from discontinued business	(0.27)	(0.22)	(0.30)
Loss on disposal of discontinued business	(2.84)	—	—
Net income (loss) per share	$ (2.74)	$ 0.20	$ 0.61
Diluted earnings per common share:			
Income from continuing operations	$ 0.37	$ 0.42	$ 0.91
Loss from discontinued business	(0.27)	(0.22)	(0.30)
Loss on disposal of discontinued business	(2.83)	—	—
Net income (loss) per share	$ (2.73)	$ 0.20	$ 0.61

See accompanying notes to consolidated financial statements.

HUNT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 2, 2001 and December 3, 2000
(In thousands except share and per share amounts)

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 25,966	$ 23,878
Accounts receivable, less allowance for doubtful accounts: 2001 – $1,031; 2000 – $873	17,486	35,058
Inventories	9,389	21,823
Deferred income taxes	5,834	4,966
Prepaid expenses and other current assets	14,101	2,590
Total current assets	72,776	88,315
Property, plant and equipment, net	24,188	41,216
Excess of acquisition cost over net assets acquired, net	754	22,117
Intangible assets, net	65	2,416
Other assets	8,604	9,468
TOTAL ASSETS	$ 106,387	$163,532
LIABILITIES		
Current liabilities:		
Current portion of debt	$ 5,000	$ —
Accounts payable	4,428	7,876
Accrued expenses:		
Salaries, wages and commissions	1,291	2,460
Income taxes	638	1,297
Insurance	1,690	1,843
Compensated absences	2,315	2,871
Restructuring	2,175	862
Other	14,667	14,698
Total current liabilities	32,204	31,907
Long-term debt, less current portion	22,000	54,682
Deferred income taxes	1,004	2,434
Other non-current liabilities	14,106	12,539
Commitments and contingencies (see Note 15)		
STOCKHOLDERS' EQUITY		
Capital Stock:		
Preferred, $.10 par value, authorized 1,000,000 shares; none issued	—	—
Common, $.10 par value, authorized 40,000,000 shares; issued: 2001 and 2000 -16,152,322 shares	1,615	1,615
Capital in excess of par value	7,412	7,412
Accumulated other comprehensive loss	—	(6,840)
Retained earnings	129,695	158,044
Less cost of treasury stock: 2001 – 7,248,347 shares; 2000 – 6,324,933 shares	(101,649)	(98,261)
Total stockholders' equity	37,073	61,970
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 106,387	$163,532

See accompanying notes to consolidated financial statements.

HUNT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
for the fiscal years 2001, 2000, and 1999
(In thousands except share and per share amounts)

	Common Stock		Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
	Issued	Treasury			
Balances, November 29, 1998 (issued 16,152,322 shares; treasury 5,162,082 shares)	$1,615	$ (87,386)	$6,434	$(1,099)	$158,316
Net income					6,427
Cash dividends on common stock ($.41 per share)					(4,317)
Translation adjustments (net of tax benefit of $1,005)				(2,437)	
Minimum pension adjustment (net of tax expense of $475)				1,077	
Purchase of treasury shares (838,500 shares)		(8,171)			
Issuance of stock grants (13,199 treasury shares)		215			(159)
Balances, November 28, 1999 (issued 16,152,322 shares; treasury 5,987,383 shares)	1,615	(95,342)	6,434	(2,459)	160,267
Net income					1,969
Cash dividends on common stock ($.41 per share)					(4,067)
Translation adjustments (net of tax benefit of $2,338)				(4,518)	
Minimum pension adjustment (net of tax expense of $71)				137	
Tax benefit of stock option transactions			978		
Purchase of treasury shares (352,600 shares)		(3,165)			
Issuance of stock grants (15,050 treasury shares)		246			(125)
Balances, December 3, 2000 (issued 16,152,322 shares; treasury 6,324,933 shares)	1,615	(98,261)	7,412	(6,840)	158,044
Net loss					(24,526)
Cash dividends on common stock ($.41 per share)					(3,645)
Translation adjustments (net of tax expense of $2,742)				6,509	
Minimum pension adjustment (net of tax expense of $139)				331	
Purchase of treasury shares (941,290 shares)		(3,680)			
Issuance of stock grants (treasury 17,876 shares)		292			(178)
Balances, December 2, 2001 (issued 16,152,322 shares; treasury 7,248,347 shares)	$1,615	$(101,649)	$7,412	$ —	$129,695

See accompanying notes to consolidated financial statements.

HUNT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

for the fiscal years 2001, 2000 and 1999
(In thousands)

	2001	2000	1999
Net income (loss)	$(24,526)	$ 1,969	$ 6,427
Comprehensive income (loss):			
Foreign currency translation adjustments, net of income tax expense (benefit) of $2,742, ($2,338), and ($1,005) in 2001, 2000 and 1999, respectively	6,509	(4,518)	(2,437)
Minimum pension liability adjustments, net of income tax expense of $139, $71, and $475 in 2001, 2000 and 1999, respectively	331	137	1,077
Other comprehensive income (loss)	6,840	(4,381)	(1,360)
Comprehensive income (loss)	$(17,686)	$(2,412)	$ 5,067

See accompanying notes to consolidated financial statements.

HUNT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the fiscal years 2001, 2000 and 1999

(in thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$(24,526)	$ 1,969	$ 6,427
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,391	8,604	8,540
Provision for inventory obsolescence	2,211	1,007	828
Provision (credit) for doubtful accounts	374	(52)	161
Deferred income taxes	(2,473)	948	312
Loss on disposal of property, plant and equipment	125	247	120
Loss (gain) on sale of businesses	32,155	(133)	(554)
Provision (payments/credits) for special charges	3,073	(4,675)	3,495
Provision (payment) for patent infringement litigation	(3,919)	3,815	—
Issuance of stock under management incentive bonus and stock grant plans	114	118	56
Changes in operating assets and liabilities, net of acquisition of businesses:			
Accounts receivable	11,419	(2,256)	(2,962)
Inventories	(584)	(3,083)	(90)
Prepaid expenses and other current assets	(7,116)	(1,888)	525
Accounts payable	(3,543)	(2,436)	(1,607)
Accrued expenses	(1,771)	(822)	297
Other non-current assets and liabilities	(2,694)	641	(679)
Net cash provided by operating activities	10,236	2,004	14,869
Cash flows from investing activities:			
Additions to property, plant and equipment	(3,580)	(6,439)	(4,879)
Proceeds from sale of businesses	32,069	—	—
Acquisition of businesses	—	(417)	(1,435)
Other, net	(200)	63	339
Net cash provided by (used for) investing activities	28,289	(6,793)	(5,975)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	9,919	13,229	16,132
Reduction of long-term debt, including current maturities	(37,658)	(14,642)	(17,301)
Book overdrafts	(1,522)	498	1,128
Purchases of treasury stock	(3,680)	(3,163)	(8,171)
Dividends paid	(3,645)	(4,066)	(4,317)
Other, net	—	(2)	(29)
Net cash used for financing activities	(36,586)	(8,146)	(12,558)
Effect of exchange rate changes on cash and cash equivalents	149	(84)	(163)
Net increase (decrease) in cash and cash equivalents	2,088	(13,019)	(3,827)
Cash and cash equivalents, beginning of year	23,878	36,897	40,724
Cash and cash equivalents, end of year	$ 25,966	$ 23,878	$ 36,897

See accompanying notes to consolidated financial statements.

HUNT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except per share and per share amount, unless otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's fiscal year ends on the Sunday nearest the end of November. Fiscal year 2001 ended December 2, 2001; fiscal year 2000 ended December 3, 2000; and fiscal year 1999 ended November 28, 1999. Fiscal years 2001 and 1999 comprised 52 weeks, while fiscal year 2000 comprised 53 weeks.

As a result of the Company's sale of its commercial Graphics Products business effective October 1, 2001, the commercial Graphics Products business is presented as a discontinued operation in the accompanying Consolidated Statements of Operations and certain prior year amounts have been reclassified to reflect the discontinued operations, as described in Note 3 to the Consolidated Financial Statements.

Cash and Cash Equivalents:

The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents. The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to other accrued expenses in the accompanying Consolidated Balance Sheets. These balances amounted to $2.6 million at December 2, 2001 and $4.1 million at December 3, 2000.

Revenue Recognition:

In fiscal 2001, the Company adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This SAB summarizes certain of the staff's views in applying generally accepted accounting principles to selected revenue recognition issues and provides guidance with respect to the recognition, presentation, and disclosure of revenue in the financial statements. The Company recognizes revenue when products are shipped and title has passed to the customer. Provisions for estimated product returns and warranty costs are accrued in the period of revenue recognition. The adoption of SAB No. 101 did not have a significant impact on the Company's results of operations or financial position.

In fiscal 2001, the Company adopted Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," of the Emerging Issues Task Force ("EITF"), a subcommittee of the Financial Accounting Standards Board ("FASB"). This Issue requires that amounts billed to customers related to shipping and handling costs be classified as revenues and all expenses related to shipping and handling be classified as cost of products sold. Historically, the Company has netted the amounts billed to customers against shipping and handling costs in selling, general and administrative expenses. In accordance with the adoption of this issue, net sales and selling, general and administrative expenses have been restated, resulting in increases of $.2 million, $.1 million, and $.1 million for fiscal years 2001, 2000, and 1999, respectively. The Company's shipping and handling costs are included in selling, general and administrative expenses. These costs were $15.0 million, $16.9 million, and $15.8 million in fiscal 2001, 2000, and 1999, respectively.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: — *(Continued)*

Inventories:

Inventories are valued at the lower of cost or market. Cost was determined by the last-in, first-out ("LIFO") method for 73% and 39% of the inventories in 2001 and 2000, respectively. Cost of the remaining inventories is determined using the first-in, first-out ("FIFO") method. The Company uses the FIFO method of inventory valuation for certain product lines because the related products and operations are separate and distinct. Inventory related to the 2001 business divestiture was accounted for using the FIFO method of valuation, which accounts for the significant increase in the inventory valued using the LIFO method as of December 2, 2001.

Property, Plant and Equipment:

Expenditures for additions and improvements to property, plant and equipment are capitalized, and normal repairs and maintenance are charged to expense as incurred. The related cost and accumulated depreciation of depreciable assets disposed of are eliminated from the accounts, and any profit or loss is reflected in restructuring and other in the Consolidated Statements of Operations. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Excess of Acquisition Cost Over Net Assets Acquired and Other Intangible Assets:

Excess of acquisition cost over net assets acquired relates principally to the Company's acquisition of X-Acto in 1981. The Company's policy is to record an impairment loss against the net unamortized excess of acquisition cost over net assets acquired and net other intangible assets in the period when it is determined that the carrying amount of the net assets may not be recoverable. The Company performs this evaluation on a quarterly basis. This determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future net cash flows (undiscounted and without interest) expected to result from the use of the net assets.

Depreciation and Amortization:

Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful life of the asset as follows: buildings, 12 to 40 years; machinery and equipment, 3 to 12 years; and leasehold improvements over the lease term. Depreciation for tax purposes is computed principally using accelerated methods. The excess of acquisition cost over net assets acquired is amortized on a straight-line basis over 40 years. The costs of other intangible assets are amortized on a straight-line basis over periods ranging from 5 to 30 years. Amortization of assets under capital leases that contain purchase options is provided over the assets' useful lives. Other capital leases are amortized over the terms of the related leases or asset lives, if shorter.

Currency Translation:

The assets and liabilities of subsidiaries having a functional currency other than the U.S. dollar are translated at the fiscal year-end exchange rate, while elements of the income statement are translated at the weighted average exchange rate for the fiscal year. The cumulative translation adjustment is recorded as a separate component of stockholders' equity. Gains and losses on foreign currency transactions are included in the determination of net income and are reflected in other expense, net. Such gains and losses were not material in any of the years presented in the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: — *(Continued)*

Advertising Costs:

The Company expenses advertising costs as incurred to selling, general and administrative expense. Total advertising expense was $.4 million, $.5 million, and $.7 million in fiscal 2001, 2000, and 1999, respectively.

Research and Development Costs:

Research and development costs relating to both future and present products are charged to selling, general and administrative expense when incurred. These expenses were approximately $1.5 million, $1.6 million, and $1.9 million in fiscal years 2001, 2000, and 1999, respectively.

Income Taxes:

Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The Company records a valuation allowance for deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of such assets will not be realized.

Derivatives:

Derivative financial instruments are used to hedge risk caused by fluctuating currency. The Company periodically enters into forward exchange contracts to hedge foreign currency transactions for periods generally consistent with its committed exposure. These transactions were not material in any of the years presented in the consolidated financial statements. As of December 2, 2001, the Company had a one-month Canadian forward exchange contract with a notional value of approximately $1.9 million outstanding. There were no forward exchange contracts outstanding as of December 3, 2000. Cash flows from hedges are classified in the Consolidated Statements of Cash Flows in the same category as the item being hedged. The Company does not hold or issue financial instruments for trading purposes.

Earnings (Loss) Per Share:

Basic earnings per share is computed by dividing net earnings (loss) by the weighted average of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings, including stock options. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. The diluted earnings per share does not assume the exercise of options that would have an anti-dilutive effect on earnings per share. All earnings per share amounts are presented on an after-tax, diluted basis unless otherwise noted. A reconciliation of weighted average of common shares outstanding to weighted average of common shares outstanding assuming dilution is shown below:

	2001	2000	1999
Average common shares outstanding-basic. . .	8,936,342	9,905,440	10,488,442
Add: common equivalent shares representing shares issuable upon exercise of stock options and stock grants	39,275	2,959	3,766
Average common shares and dilutive securities outstanding	8,975,617	9,908,399	10,492,208

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: — *(Continued)*

Comprehensive Income:

The Company applies Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires disclosure of comprehensive income. Comprehensive income includes net income, as well as other comprehensive income consisting of unrealized gains and losses which bypass the traditional income statement and are recorded directly into a separate section of shareholders' equity on the balance sheet. The components of other comprehensive income for the Company consist of unrealized gains and losses relating to the translation of foreign currency financial statements and additional minimum pension liability adjustment.

Employee Benefit Plans:

The Company and its subsidiaries have non-contributory, qualified defined benefit pension plans covering the majority of their employees. It is the Company's policy to fund pension contributions in accordance with the requirements of the Employee Retirement Income Security Act of 1974. The benefit formula used to determine pension costs is the final-average-pay method.

The Company also has a nonqualified Supplemental Executive Benefit Plan ("SEBP") which provides supplemental defined benefits in conjunction with its qualified pension plan. The SEBP has an elective deferral feature with a Company matching contribution of 25% of an officer's elective deferral of up to 6% of the officer's compensation. The Company purchases variable universal life insurance policies to facilitate the funding of the SEBP. The Company is the sole owner and beneficiary of such policies. As of December 2, 2001 and December 3, 2000, the cash surrender value of these policies was $8.3 million and $8.7 million, respectively. These amounts are classified as other assets in the accompanying Consolidated Balance Sheets.

The Company applies SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," which does not change the measurement or recognition of those plans, but does require the Company to disclose additional information on changes in the benefit obligations and fair values of plan assets, and eliminates certain disclosures that are no longer useful.

The Company has a defined contribution 401(k) plan. For participating employees, the Company matches 25 cents for each dollar contributed to a maximum of 6% of pre-tax compensation, subject to limitations of the plan and the Internal Revenue Code.

Stock-Based Compensation Plans:

The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation. SFAS No. 123, "Accounting for Stock-Based Compensation," provides the option of either continuing the Company's current method of accounting for stock-based compensation or adopting the fair value method of accounting. The Company has elected to continue accounting for stock-based compensation under APB No. 25.

Environmental Matters:

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are also expensed. The Company records liabilities for environmental costs when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. The liability for future environmental remediation costs is evaluated on a quarterly basis by management. Generally, the timing of these accruals coincides with the earlier of the completion of a feasibility study or the Company's commitment to a plan of action based on the then-

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: — *(Continued)*

known facts. Recoveries of expenditures are recognized as a receivable only when they are estimable and probable.

Segment Information:

The Company applies SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and uses the management approach to report segment results and operations. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. As a result of the sale of the commercial Graphics Products business in fiscal 2001 and its impact on the Company's internal organizational structure, the Company now has only a single reportable segment: Consumer Products. The Company, however, discloses information about products and services, geographic areas, and major customers.

2. NEW ACCOUNTING STANDARDS:

In June 2001, the FASB approved Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations"; SFAS No. 142, "Goodwill and Other Intangible Assets"; and SFAS No. 143, "Accounting for Asset Retirement Obligations."

SFAS No. 141 supersedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations." The most significant changes made by SFAS No. 141 are requiring the purchase method of accounting for all business combinations initiated after June 30, 2001, establishing specific criteria for the recognition of intangible assets separately from goodwill, and requiring that unallocated negative goodwill be written off immediately as an extraordinary gain. The Company does not expect a material impact from the adoption of SFAS No. 141 on its consolidated financial statements.

SFAS No. 142 supersedes APB 17, "Intangible Assets," and primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS No. 142 are that goodwill and indefinite lived intangible assets will no longer be amortized, goodwill will be tested for impairment at least annually at the reporting unit level, intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and the amortization period of intangible assets with finite lives will no longer be limited to forty years. The Company does not expect a material impact from the adoption of SFAS No. 142 on its consolidated financial statements.

SFAS No. 143 requires that entities record as a liability obligations associated with the retirement of a tangible long-lived asset when such obligations are incurred, and capitalize the cost by increasing the carrying amount of the related long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. The Company does not expect a material impact from the adoption of SFAS No. 143 on its consolidated financial statements.

In August 2001, the FASB approved the issuance of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and certain parts of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes an accounting model based on SFAS No. 121 for long lived assets to be disposed of by sale, previously accounted for under APB Opinion No. 30. This Statement is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of the adoption of

2. NEW ACCOUNTING STANDARDS: — *(Continued)*

this statement, but believes it will not materially affect the Company's financial position or results of operations.

3. DISCONTINUED OPERATIONS:

Effective October 1, 2001, the Company sold its commercial Graphics Products business and related assets to Neschen AG, a German manufacturer of self adhesive products. The sales price, which was determined by arms' length negotiation between the parties, was approximately $32.0 million. The Company recorded an after-tax loss of $25.4 million, or $2.83 per share, related to this sale. This charge includes the loss on the sale of assets (net of proceeds), severance costs, recognition of future lease obligations, and other related costs. As of December 2, 2001, approximately $7.1 million of this loss remains as an accrual in the accompanying Consolidated Balance Sheets under other accrued expenses ($5.4 million) and non-current liabilities ($1.7 million). The divested business had net sales of approximately $44.3 million, $73.0 million, and $71.9 million in fiscal years 2001, 2000, and 1999, respectively.

The Company has retained $4.6 million of assets related to the divested business but not included in the sale to Neschen AG. These assets have been reclassified from property, plant and equipment to assets held for sale (included in other current assets in the accompanying Consolidated Balance Sheets). The Company is actively pursuing the disposition of these non-strategic assets and expects to achieve their sale within a reasonable period of time.

The divested business has been accounted for as a discontinued operation, and accordingly, has been segregated in the accompanying Consolidated Statements of Operations, and prior periods have been reclassified to conform to the current year's presentation. However, prior periods' Consolidated Balance Sheets, Consolidated Statements of Comprehensive Income (Loss), and Consolidated Statements of Cash Flows have not been reclassified.

In addition, the Company and Neschen AG entered into various product manufacturing and transition services agreements whereby each party is providing services to the other for a limited period of time (ranging from four to twelve months) which services are billed at cost. The Company also bills Neschen for management and other net fees. The parties have also entered into various purchase and supply agreements for an initial period of one year from the sale date.

During fiscal 2001, the Company recorded a tax benefit of $.5 million after-tax ($.05 per share) resulting from a resolution of a prior year tax exposure in connection with a 1997 divestiture. This item is included in the total tax benefit recorded for loss on disposal of discontinued business.

4. RESTRUCTURING AND OTHER:

Restructuring and other on a continuing operations basis for fiscal years 2001, 2000, and 1999 consists of the following:

	2001	2000	1999
Cost reduction plan	$3,858	–	–
Restructuring	(235)	$ (180)	$ 462
Patent infringement litigation costs	102	3,815	–
Net gain on divestitures	–	(133)	(554)
Loss on disposal of property, plant & equipment	116	233	18
	$3,841	$3,735	$ (74)

4. RESTRUCTURING AND OTHER: — *(Continued)*

In November 2001, the Company initiated a cost reduction plan (the "2001 cost reduction plan") designed to reduce the Company's cost structure. This plan resulted primarily from the sale of the commercial Graphics Products business and resulted in the recognition of charges totaling $3.9 million pre-tax in fiscal 2001. These charges include employee severance costs ($3.5 million), recognition of future lease obligations ($.3 million), and other related costs. Twelve positions were eliminated in fiscal 2001, and nineteen positions are expected to be eliminated in the first half of fiscal 2002 in connection with this cost reduction plan. In addition to the cost reduction charges related to this plan, the Company expects to spend a total of approximately $1.0 million for implementation costs over the next three fiscal years. These implementation costs will be recorded as period costs as incurred and will consist primarily of employee severance and outplacement costs. Included in the total employee severance costs are costs related to the Company's executive leadership transition to a smaller executive management structure more in keeping with the reduced size and complexity of the Company's business following the sale of its commercial Graphics Products business in October 2001. These transition severance costs relate to the planned retirement of the Company's Chairman and Chief Executive Officer and separation of other executive officers of the Company during fiscal 2002.

The following table sets forth the details and the cumulative activity in the various accruals associated with the 2001 cost reduction plan in the Consolidated Balance Sheets from December 4, 2000 to December 2, 2001:

	Balance at December 4, 2000	Current Provision	Credits	Cash Reductions	Non-Cash Activity	Balance at December 2, 2001
Lease obligations	–	$ 257	–	–	–	$ 257
Severance	–	3,513	–	–	–	3,513
Fixed assets	–	38	–	–	–	38
Other	–	50	–	–	–	50
Total	–	$3,858	–	–	–	$3,858

During fiscal 2000, the Company recorded a charge and related liability of $3.8 million pre-tax (including interest and other costs) in connection with a patent infringement suit judgment. During fiscal 2001, the Company recorded interest charges of $.1 million pre-tax and made a payment of approximately $3.9 million to the plaintiff in satisfaction of this judgment.

During fiscal 1999, a comprehensive reorganization and restructuring plan (the "1999 restructuring plan") was approved by the Company's Board of Directors. This plan resulted in recognition of restructuring charges totaling $6.2 million pre-tax, of which $.8 million is included in restructuring and other in the accompanying Consolidated Statements of Operations, with the remainder included in loss from discontinued business. The major components of this plan included creating manufacturing centers of excellence, outsourcing the Company's European distribution activities, consolidating its U.S. distribution activities, and focusing its product offering and marketing efforts. The restructuring charges included employee severance costs ($2.6 million), recognition of future lease obligations ($1.8 million), fixed asset writedowns ($1.6 million), and other related costs.

In addition to such restructuring charges, the Company spent $.3 million pre-tax in fiscal 2001 and $.3 million pre-tax for implementation costs of this plan in fiscal 2000 (recorded as period costs as incurred).

During fiscal 2001, the Company reduced by $.4 million pre-tax some of its reserves in connection with the Company's implementation of its 1999 restructuring plan, of which amount $.2 million pre-tax is included in restructuring and other in the accompanying Consolidated Statements of Operations. These reserve reductions related primarily to lower than anticipated severance costs.

4. RESTRUCTURING AND OTHER: — *(Continued)*

During fiscal 2000, the Company reduced by $.5 million pre-tax some of its reserves established in connection with the Company's implementation of its 1999 restructuring plan, of which amount $.2 million pre-tax is included in restructuring and other in the accompanying Consolidated Statements of Operations. These reserve reductions related primarily to a decision not to vacate a certain facility, final resolution of lease obligations for a vacant facility, lower than anticipated severance costs, and lower than expected losses on asset disposals.

The following table sets forth the details and the cumulative activity in the various accruals associated with the 1999 restructuring plan in the Consolidated Balance Sheets from November 30, 1998 to December 2, 2001:

	Balance at November 30, 1998	Current Provision	Credits	Cash Reductions	Non-Cash Activity	Balance at November 28, 1999
Lease obligations	–	$1,772	–	$ (6)	–	$1,766
Severance	–	2,593	–	(54)	–	2,539
Fixed assets	–	1,584	–	(3)	–	1,581
Other	–	257	–	(80)	–	177
Total	–	$6,206	–	$(143)	–	$6,063

	Balance at November 29, 1999	Current Provision	Credits	Cash Reductions	Non-Cash Activity	Balance at December 3, 2000
Lease obligations	$1,766	–	$(117)	$(1,400)	–	$ 249
Severance	2,539	–	(119)	(1,630)	–	790
Fixed assets	1,581	–	(124)	(212)	$(1,225)	20
Other	177	–	(116)	(61)	–	–
Total	$6,063	–	$(476)	$(3,303)	$(1,225)	$ 1,059

	Balance at December 4, 2000	Current Provision	Credits	Cash Reductions	Non-Cash Activity	Balance at December 2, 2001
Lease obligations	$ 249	–	–	–	–	$ 249
Severance	790	–	(348)	(419)	–	23
Fixed assets	20	–	(7)	(11)	(2)	–
Other	–	–	–	–	–	–
Total	$ 1,059	–	(355)	(430)	(2)	$ 272

During fiscal 2000, the Company completed the implementation its 1997 strategy for growth and restructuring (the "1997 strategic plan") designed to restore higher levels of sales growth and profitability and to reduce its cost structure. During fiscal 2000 and 1999, the Company reduced by $.1 million pre-tax and $.6 million pre-tax, respectively some of its reserves established in connection with its 1997 strategic plan restructuring. The reserve reduction in fiscal 2000 related primarily to lower than expected losses on asset disposals and is included in loss from discontinued operations. The reserve reduction in fiscal 1999 related primarily to a final resolution of lease obligations for a vacant facility and to lower than expected severance costs, and $.3 million pre-tax of this amount is included in restructuring and other in the accompanying Consolidated Statements of Operations.

4. RESTRUCTURING AND OTHER: — *(Continued)*

The following table sets forth the details and the cumulative activity in the various accruals and reserves associated with the 1997 strategic plan in the Consolidated Balance Sheets from November 30, 1998 to December 3, 2000:

	Balance at November 30, 1998	Current Provision	Credits	Cash Reductions	Non-Cash Activity	Balance at November 28, 1999
Inventory	$ 400	–	–	$ (370)	$ (30)	–
Lease obligations	1,873	–	$(467)	(847)	(5)	$554
Severance	722	–	(103)	(573)	–	46
Fixed assets	235	–	(17)	–	(218)	–
Other	487	–	–	(191)	–	296
Total	$3,717	–	$(587)	$(1,981)	($253)	$896

	Balance at November 29, 1999	Current Provision	Credits	Cash Reductions	Non-Cash Activity	Balance at December 3, 2000
Lease obligations	$554	–	–	$(554)	–	–
Severance	46	–	–	(46)	–	–
Other	296	–	$(83)	(213)	–	
Total	$896	–	$(83)	$(813)	–	–

During fiscal 2000 and 1999, the Company reduced by $.1 million pre-tax and $.5 million pre-tax, respectively, some of its reserves established with respect to its 1997 business divestitures. These reductions were principally related to lower than expected inventory returns and environmental reserves.

5. BUSINESS ACQUISITIONS:

In October 1999, the Company acquired the business and assets of Axiom Graphics Manufacturing, Inc. ("Axiom") for $1.4 million and future contingent considerations. This acquisition was accounted for under the purchase method of accounting and was financed by internal cash generation. The excess of purchase price over the fair value of the net assets acquired was approximately $1.3 million, to be amortized on a straight line basis for 15 years. This amount was written off in fiscal 2001 in connection with the sale of divested business. Axiom was included in the disposition of the commercial Graphics Products business in fiscal 2001, and its results of operations are included in discontinued operations in the Company's Consolidated Statements of Operations from the date of acquisition.

6. INVENTORIES:

The classification of inventories, net of reserves at the end of fiscal years 2001 and 2000 is as follows:

	2001	2000
Finished goods	$2,973	$10,593
Work in progress	1,440	2,784
Raw materials	4,976	8,446
	$9,389	$21,823

Inventories determined under the LIFO method were $10,653 and $10,773 at December 2, 2001 and December 3, 2000, respectively. The current replacement cost for these inventories exceeded the LIFO cost by $3,772 and $4,234 at December 2, 2001 and December 3, 2000, respectively.

Inventory quantities were reduced in fiscal years 2001, 2000, and 1999, resulting in a liquidation of LIFO inventories carried at lower costs prevailing in prior years. The effect of these reductions was to increase net income by $51 ($.01 per share), $237 ($.02 per share), and $236 ($.02 per share), in fiscal years 2001, 2000, and 1999, respectively.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS:

Prepaid expenses and other current assets at the end of fiscal years 2001 and 2000 were comprised of the following items:

	2001	2000
Income tax refund receivable	$ 5,088	$1,494
Assets held for sale	4,580	–
Receivable from Neschen AG	3,282	–
Other	1,151	1,096
	$14,101	$2,590

See Note 3 for discussion of receivable from Neschen AG and assets held for sale. See Note 11 for information regarding the income tax refund receivable.

8. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net, at the end of fiscal years 2001 and 2000 is as follows:

	2001	2000
Land and land improvements	$ 324	$ 2,275
Buildings	8,397	14,795
Machinery and equipment	55,632	67,284
Leasehold improvements	776	803
Construction in progress	1,607	2,066
	66,736	87,223
Less accumulated depreciation and amortization	42,548	46,007
	$24,188	$41,216

Depreciation expense was $5,129, $5,290, and $5,338 for fiscal years 2001, 2000, and 1999, respectively.

9. EXCESS OF ACQUISITION COST OVER NET ASSETS ACQUIRED AND INTANGIBLE ASSETS, NET:

Excess of acquisition cost over net assets acquired at the end of fiscal years 2001 and 2000 is as follows:

	2001	2000
Excess of acquisition cost over net assets acquired	$1,603	$29,642
Less accumulated amortization	849	7,525
	$ 754	$22,117

The significant decrease in excess of acquisition cost over net assets acquired in fiscal 2001 was due to the 2001 business divestiture.

Intangible assets, net, at the end of fiscal years 2001 and 2000 are as follows:

	2001	2000
Covenants not to compete	–	$2,728
Patents	$1,436	1,530
Trademarks	74	1,159
Licensing agreements	492	492
Other	105	2,295
	2,107	8,204
Less accumulated amortization	2,042	5,788
	$ 65	$2,416

The significant decrease in intangible assets in fiscal 2001 was due to the 2001 business divestiture.

10. DEBT:

As a result of the divestiture of its commercial Graphics Products business in October 2001, the Company was required to modify its existing debt arrangement with its senior note holders and banks. In November 2001, the Company reached an agreement with its senior note holders to modify, in certain respects, the terms of the senior notes, subject to, among other things, the Company's securing and maintaining a $25 million bank credit facility. These modifications included: (1) a principal repayment on the senior notes of $25 million at par, (2) an increase in the interest rate on the remaining balance of the senior notes from 7.86% to 8.36%, (3) changes to certain covenant requirements, and (4) certain restrictions on the Company's ability to repurchase its common stock. The Company used $25 million of the proceeds from the sale of the divested business to reduce the $50 million senior note debt then outstanding. As of December 2, 2001, the Company had received a commitment from two banks for a new $25 million bank credit facility to replace the existing $50 million credit facility. On December 21, 2001, the Company finalized the bank credit agreement with the banks. The terms of the new credit facility include, among other things, LIBOR based loans, covenant requirements substantially similar to the existing bank credit facility, and limitations on borrowings based on levels of accounts receivable, inventory, and fixed assets. There were no outstanding borrowings under the new credit facility as of December 2, 2001.

Debt at the end of fiscal years 2001 and 2000 was as follows:

	2001	2000
Senior notes (a)	$25,000	$50,000
Revolving credit facility	–	2,676
Capitalized lease obligations (b)	2,000	2,006
	27,000	54,682
Less current portion	5,000	–
Long-term portion	$22,000	$54,682

(a) The senior notes are payable in five annual payments of $5 million beginning August 1, 2002 and bear interest at a rate of 8.36%.

(b) The capitalized lease obligations are collateralized by the property, plant and equipment described in Note 15.

The senior notes and credit facility contain certain representations, warranties, covenants and conditions, including, but not limited to, requirements that the Company comply with certain financial covenants, including fixed charge coverage, leverage ratios, borrowing base ratios, and maintenance of certain levels of net worth; limitations on liens, indebtedness, investments, changes in lines of business, acquisitions, transactions with affiliates and modifications of certain documents; and restrictions on the Company's ability to repurchase its common stock. The Company was in compliance with its debt covenants at December 2, 2001 and December 3, 2000.

The Company's ability to comply with various of its debt covenants will depend largely on the achievement of the Company's business plan, which, in turn, could be adversely affected by the economic climate, competitive uncertainties, and other factors. In the event that non-compliance with such debt covenants should occur or appear to be likely, the Company would pursue various alternatives to successfully resolve the non-compliance, which might include, among other things, seeking debt covenant waivers or amendments, refinancing of debt, restricting payments of future cash dividends, and/or reducing future capital expenditures. Although the Company believes that it would be successful in resolving any such actual or potential non-compliance with its debt covenants, there can be no assurance that such would be the case.

10. DEBT: — *(Continued)*

Aggregate annual maturities for all long-term debt, including the capitalized leases, for each of the four fiscal years subsequent to December 1, 2002 are as follows:

2003	$5,000	2005	$5,000
2004	$7,000	2006	$5,000

11. INCOME TAXES:

Income from continuing operations before provision for income taxes consists of the following:

	2001	2000	1999
Domestic	$3,926	$4,941	$12,364
Foreign	748	1,649	1,889
	$4,674	$6,590	$14,253

The provision for income taxes from continuing operations consists of the following:

	2001	2000	1999
Currently payable:			
Federal	$ (188)	$2,680	$ 992
State	67	131	101
Foreign	60	80	103
	(61)	2,891	1,196
Deferred	1,439	(438)	3,493
	$1,378	$2,453	$4,689

The following is a reconciliation of the statutory federal income tax rate with the Company's effective income tax rate from continuing operations:

	2001	2000	1999
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	.9	1.3	.5
Effect of life insurance policies	6.0	5.6	(.2)
Tax benefit of foreign sales corporation	(1.7)	(2.0)	(.9)
Resolution of certain prior years' tax exposures	(10.8)	(3.7)	(1.0)
Other, net	.1	1.0	(.5)
Effective rate from continuing operations	29.5%	37.2%	32.9%

11. INCOME TAXES: — *(Continued)*

The significant components of deferred tax assets and liabilities at December 2, 2001 and December 3, 2000 consist of:

	2001		2000	
	Assets	Liabilities	Assets	Liabilities
Inventories	$ 662	–	$ 808	–
Accrued expenses	3,591	$ 325	3,500	$ 225
Allowance for doubtful accounts	377	–	241	224
Net operating loss carryforwards	1,802	–	754	–
Pensions	3,318	350	3,399	–
Minimum pension liability adjustment	–	–	171	–
Depreciation and amortization	57	4,184	–	5,853
	9,807	4,859	8,873	6,302
Valuation allowance	(118)	–	(39)	–
	$9,689	$4,859	$8,834	$6,302

Included in the above table for December 2, 2001 and December 3, 2000 are deferred tax assets of $4,251 and $514 respectively, relating to the discontinued operations.

As of December 2, 2001, the Company had federal net operating loss carryforwards of approximately $4,953 that may be carried forward for 20 years.

The valuation allowance of approximately $118 as of December 2, 2001 has been provided to reduce state net operating losses to a level which, more likely than not, will be realized. The net change in the total valuation allowance for the year ended December 2, 2001 was an increase of approximately $79 principally due to state tax loss carryforwards which are not likely to be realized.

12. EMPLOYEE BENEFIT PLANS:

Pension Plans:

Net pension costs for fiscal years 2001, 2000, and 1999 consist of the following:

	2001	2000	1999
Service cost	$ 1,721	$ 2,021	$ 2,612
Interest cost	3,789	3,843	3,744
Expected return on plan assets	(4,838)	(4,681)	(4,101)
Net amortization & deferral	(981)	(430)	238
Net curtailment gain	(323)	(33)	–
Net settlement loss	956	1	–
Net periodic benefit cost	$ 324	$ 721	$ 2,493

During fiscal 2001, the Company realized a net curtailment gain of $323 resulting from the divestiture of the commercial Graphics Products business. In addition, in fiscal 2001, the Company realized a settlement loss relating to its United Kingdom pension plan resulting from the business divestiture. Approximately $.7 million of the aggregate of the net settlement loss and net curtailment gain is included in the loss on disposal of discontinued business. During fiscal 2000, the Company realized a net curtailment gain of $33 resulting from a U.S. plant closing that occurred as part of its 1999 restructuring plan.

12. EMPLOYEE BENEFIT PLANS: — *(Continued)*

The reconciliations of the beginning and ending balances of benefit obligations and fair value of plan assets and the funded status of the plans at September 30, 2001 and 2000 (dates of actuarial valuations) are as follows:

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$51,831	$52,461
Service cost	1,721	2,021
Interest cost	3,789	3,843
Participants' contributions	109	127
Amendments	2,023	–
Actuarial gain	(608)	(3,771)
Benefits paid	(2,510)	(1,886)
Exchange rate changes	33	(665)
Curtailments	(1,665)	(153)
Settlements	(314)	(146)
Benefit obligation at end of year	$54,409	$51,831

	2001	2000
Change in plan assets:		
Fair value of plan assets at beginning of year	$55,387	$53,129
Actual return on plan assets	(5,419)	4,054
Employer contributions	638	705
Participants' contributions	109	127
Benefits paid	(2,510)	(1,885)
Exchange rate changes	26	(597)
Settlements	(314)	(146)
Fair value of assets at end of year	$47,917	$55,387

12. EMPLOYEE BENEFIT PLANS: — *(Continued)*

	2001	2000
Reconciliation of funded status:		
Funded status	$(6,493)	$ 3,555
Unrecognized net actuarial gain	(1,123)	(10,231)
Unrecognized prior service cost	2,005	900
Unrecognized transition asset	(223)	(371)
Other	45	59
Net amount recognized	$(5,789)	$ (6,088)

Amounts recognized in the Consolidated Balance Sheets are as follows:

	2001	2000
Pension benefit cost	$ 946	$ 80
Accrued benefit liability	(6,735)	(7,196)
Intangible assets	–	526
Deferred income taxes liability	–	171
Accumulated other comprehensive income	–	331
Net amount recognized	$(5,789)	$(6,088)

Significant weighted average assumptions as of the dates of actuarial valuations include:

	2001	2000
Discount rate	7.50%	8.00%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	5.00%	5.00%

The projected benefit obligations for the pension plans with accumulated benefits obligations in excess of plan assets were $54,409 and $7,176 for fiscal years 2001 and 2000, respectively. The accrued benefit liabilities for these plans were $6,735 and $5,787, and the fair values of plan assets were $47,917 and $0 for fiscal years 2001 and 2000, respectively.

The Company recognizes a minimum pension liability for underfunded plans. As of September 30, 2001, no minimum pension liability was required since the accumulated benefit obligation less the plan assets does not exceed the net amount recognized.

Supplemental Executive Benefits Plan:

The Company has a nonqualified, Supplemental Executive Benefits Plan that covers all officers. Expenses of $949, $1,068, and $1,194, in fiscal years 2001, 2000, and 1999, respectively, relating to this Plan were actuarially determined and are included in the pension costs described above. Contributions to the elective salary deferral feature of the plan by the Company were $45, $50, and $48 for fiscal years 2001, 2000, and 1999, respectively.

Employee Savings Plan:

The Company has a defined contribution 401(k) plan available to its employees in the United States. Contributions to the 401(k) plan by the Company were $303, $317, and $312 for fiscal years 2001, 2000, and 1999, respectively.

13. STOCK-BASED COMPENSATION PLANS:

The 1993 Stock Option and Stock Grant Plan which replaced the expired 1983 Stock Option and Stock Grant Plan, authorizes the issuance of up to 3,500,000 common shares for the granting of incentive stock options, nonqualified stock options, and stock grants to the Company's directors and key employees. A maximum of 525,000 common shares under the 1993 plan may be issued in the form of stock grants. The limit on the aggregate number of options and/or stock grants that can be granted to any one individual in any one-year period is 300,000 shares. The option price of options granted under the plan may not be less than the fair market value of the shares at the date granted. Options may be granted for terms of between two and ten years and generally become exercisable not less than one year following the date of grant. Stock grants under the 1993 plan are subject to a vesting period or periods of between one and five years from the date of grant. Common shares subject to a stock grant are not actually issued to a grantee until such shares have vested under the plan. The plan also provides for the payment of an annual cash bonus to grantees of stock grants in an amount equal to the cash dividends which would have been received had the shares not yet vested under the grant been actually held by the grantees. Stock options and stock grants under the plan are subject to possible acceleration of vesting and earlier termination in certain circumstances.

The Company's 1983 Stock Option and Stock Grant Plan expired by its terms in February 1993, and although incentive stock options and nonqualified stock options granted under that plan remain outstanding, no further options may be granted under the plan. The terms of the 1983 plan are essentially similar to the terms of the 1993 plan described above.

Payment upon exercise of stock options under the 1993 and 1983 plans may be in cash and/or in common shares of the Company in an amount equivalent to the fair market value of the stock at the date exercised.

The Company's 1994 Non-Employee Directors' Stock Option Plan authorizes the granting at fair market value of up to an aggregate of 90,000 common shares to non-officer directors of the Company. This plan provides for one-time automatic grants of non-qualified options to purchase 5,000 common shares (at a per share price equal to the fair market value of a common share on the grant date of the option) to each of the non-officer directors of the Company. Options granted under this plan extend for a term of ten years from the grant date (subject to earlier termination in certain circumstances) and become exercisable at the rate of 20% per year over five years from the grant date (subject to acceleration in certain circumstances).

The Company also has a 1997 Non-Employee Director Compensation Plan for non-employee directors of the Company. The plan includes a compensation package for the Company's non-officer directors which provides for basic directors' fees to be paid in a combination of cash and the Company's common shares. In addition, the plan provides for annual grants to each non-employee director of non-qualified stock options to purchase up to 2,000 common shares at the fair market value of such shares on the date of grant. These options vest after two years (subject to possible acceleration) and extend for ten years (subject to possible earlier termination).

13. STOCK-BASED COMPENSATION PLANS: — *(Continued)*

A summary of options under the Company's 1993 Stock Option and Stock Grant Plan, the 1994 Non-Employee Directors' Stock Option Plan, and the 1997 Non-Employee Director Compensation Plan is as follows:

	2001	2000	1999
Outstanding, beginning of year	2,009,351	1,948,677	1,913,027
Options granted	214,600	486,100	139,200
Options terminated	(741,617)	(425,426)	(103,550)
Outstanding, end of year	1,482,334	2,009,351	1,948,677
Average option price per share	$13.01	$15.06	$17.27
Outstanding exercisable options, end of year	1,069,134	1,485,251	792,023
Shares reserved for future stock options and grants	1,790,735	1,331,990	1,392,664

A summary of options under the Company's 1983 Stock Option and Stock Grant Plan is as follows:

	2001	2000	1999
Outstanding, beginning of year	99,233	161,633	170,933
Options expired	(21,633)	(18,200)	–
Options terminated	(26,000)	(44,200)	(9,300)
Outstanding, end of year	51,600	99,233	161,633
Average option price per share	$14.12	$13.59	$14.66
Outstanding exercisable options, end of year	51,600	99,233	161,633
Shares reserved for future stock options and grants	–	–	–

The following table summarizes information about options outstanding at December 2, 2001 under the Company's 1993 and 1983 Stock Option and Stock Grant Plans, the 1994 Non-Employee Directors' Stock Option Plan, and the 1997 Non-Employee Director Compensation Plan:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/2/01	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable at 12/2/01	Weighted Average Exercise Price
$ 4.00 – $ 6.11	169,300	9.1	$ 4.22	–	–
$ 8.41 – $11.41	521,100	8.2	$ 9.39	280,200	$ 9.84
$13.06 – $18.69	735,752	4.1	$16.64	732,752	$16.64
$20.88 – $24.84	107,782	6.3	$23.44	107,782	$23.44
$ 4.00 – $24.84	533,934	6.2	$13.29	1,120,734	$15.60

Other:

During 2001, the Company made stock grants under the 1993 Stock Option and Stock Grant Plan of 199,311 common shares to certain executive officers (excluding the chief executive officer) and other officers. By their terms, these grants vest in five years, subject to earlier vesting if specified profit before

13. STOCK-BASED COMPENSATION PLANS: — *(Continued)*

tax levels are attained by the Company, and in certain other circumstances, including a change in control of the Company, but not sooner than two years from the date of grant. As of December 2, 2001, the number of these outstanding grants had been reduced to 68,272 common shares as a result of terminations related to the sale of the divested business and the 2001 cost reduction plan. The net charges to general and administrative expense with respect to these grants were $64 in fiscal 2001.

The Company has a long-term incentive compensation agreement with Donald L. Thompson, Chairman of the Board and Chief Executive Officer, entered into at the time he joined the Company in fiscal 1996. On June 28, 2000, the Company amended its agreement with Mr. Thompson to replace his stock account consisting of 175,000 phantom shares of common stock of the Company (fully vested) with a deferred cash account with an opening balance equal to the closing value of the stock account on June 28, 2000, determined on the basis of the fair market value of a share of the Company's common stock on such date ($9.6875) multiplied by 175,000. Prior to Mr. Thompson's termination of employment, the amount in his deferred cash account will be decreased by $175,000 for each $1.00 decline in the price of the Company's common stock below the $9.6875 stock value and will be subsequently increased by $175,000 for each $1.00 increase in the price of the Company's common stock up to, but not in excess of, the $9.6875 stock value. Mr. Thompson will, however, continue to be credited with dividend amounts as if he were still credited with 175,000 phantom shares. In addition, on June 28, 2000, the Company granted to Mr. Thompson stock options under the Company's 1993 Stock Option and Stock Grant Plan for 175,000 common shares at an option price of $9.6875 per share, which was the fair market value of such common shares at the date of grant. The charges (credits) to general and administrative expenses with respect to this plan were $642, $(727), and $(531) in fiscal years 2001, 2000, and 1999, respectively.

13. STOCK-BASED COMPENSATION PLANS: — *(Continued)*

The Company has adopted the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation," and as permitted under SFAS No. 123, applies APB No. 25 and related interpretations in accounting for its stock option plans, and accordingly does not record compensation costs. If the Company had elected, beginning in fiscal 1997, to recognize compensation cost based on fair value of the options granted at grant date as prescribed by SFAS No. 123, earnings and earnings per share would have approximated the pro forma amounts shown below:

	2001	2000	1999
Earnings:			
As reported:			
Income from continuing operations	$ 3,296	$4,137	$9,564
Net income (loss)	$(24,526)	$1,969	$6,427
Pro forma:			
Income from continuing operations	$ 3,010	$3,454	$8,422
Net income (loss)	$(24,812)	$1,286	$5,285
Basic earnings per share:			
As reported:			
Income from continuing operations	$ .37	$ .42	$ .91
Net income (loss)	$ (2.74)	$ .20	$ .61
Pro forma:			
Income from continuing operations	$ .34	$ .35	$ .80
Net income (loss)	$ (2.78)	$ .13	$ .50
Diluted earnings per share:			
As reported:			
Income from continuing operations	$ .37	$ .42	$ .91
Net income (loss)	$ (2.73)	$ .20	$ .61
Pro forma:			
Income from continuing operations	$ .34	$ .35	$ .80
Net income (loss)	$ (2.76)	$ .13	$ .50

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected dividend yield	9.95%	4.50%	4.21%
Risk-free interest rate	5.03%	5.87%	5.45%
Expected volatility	38.08%	33.47%	29.99%
Expected life (in years)	4.0	3.6	4.4

The weighted average estimated fair values of employee stock options granted during fiscal 2001, 2000, and 1999 were $.68, $2.08, and $2.18 per share, respectively. These pro forma disclosures are not likely to be representative of the effects on earnings and earnings per common share in future years, because, among other things, they do not take into consideration pro forma compensation expense related to grants made prior to the Company's fiscal year 1997.

14. SHAREHOLDERS' RIGHTS PLAN:

The Company's 1990 Rights Agreement and the Rights distributed to the Company's shareholders under that Agreement expired by their terms on December 31, 2000, and the Company Series A Junior Participating Preferred Stock authorized for possible issuance pursuant to the Rights has ceased to be a series of stock which the Company is authorized to issue.

15. COMMITMENTS AND CONTINGENCIES:

Leases:

The capitalized lease obligations (see Note 10) represent amounts payable under leases that are, in substance, installment purchases. Property, plant and equipment includes the following assets under capital leases:

	2001	2000
Land	$ 152	$ 152
Buildings	1,356	1,356
Machinery and equipment	455	466
Accumulated depreciation	(1,811)	(1,816)
	$ 152	$ 158

The Company has the option to purchase the above assets at any time during the terms of the leases for amounts sufficient to redeem and retire the underlying lessor debt obligations. The capitalized lease obligations have various principal payments that mature no later than June 15, 2004.

The minimum rental commitments under all noncancellable leases as of December 2, 2001 are as follows:

Fiscal Period	Operating Operating Leases
2002	$2,045
2003	1,042
2004	816
2005	448
2006	15
Thereafter	–
Minimum lease payments	$4,366

Rent expense, including related real estate taxes charged to operations, amounted to $3,205, $3,544 and $3,398 for fiscal years 2001, 2000, and 1999, respectively.

Contingencies:

The Company has employment/severance (change in control) agreements with its officers under which severance payments and benefits would become payable in the event of specified terminations of employment following a change in control (as defined) of the Company. The Company also has termination policies applicable to officers and other employees which provide severance payments and benefits in the event of certain terminations of employment. In the event of a change in control of the Company and subsequent termination of all employees, the maximum contingent severance liability would have been approximately $13.2 million at December 2, 2001.

The Company is involved on a continuing basis in monitoring its compliance with environmental laws and in making capital and operating improvements necessary to comply with existing and anticipated environmental requirements. Despite its efforts, the Company has been cited for occasional violations or

15. COMMITMENTS AND CONTINGENCIES: — *(Continued)*

alleged violations of environmental laws or permits and on several occasions has been named as a potentially responsible party for the remediation of sites. Expenses incurred by the Company to date relating to violations of and compliance with environmental laws and permits and site remediation have not been material. While it is impossible to predict with certainty, management currently does not foresee such expense in the future as having a material effect on the Company's business, results of operations, or financial condition.

There are other contingent liabilities with respect to product warranties, legal proceedings, and other matters occurring in the normal course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals, and if not so covered, are without merit or are of such kind, or involve such amounts, as would not have significant effect on the financial condition or results of operations of the Company, if disposed of unfavorably.

16. CASH FLOW INFORMATION:

Cash payments (receipts) for interest and income taxes (net of refunds) were as follows:

	2001	2000	1999
Interest paid (net of amounts capitalized of $103, $167, and $104 in fiscal years 2001, 2000, and 1999, respectively)	$4,786	$4,503	$4,661
Income taxes	$ (558)	$ 864	$2,934

Excluded from the accompanying Consolidated Statements of Cash Flows are the effects of certain non-cash investing and financing activities as follows:

	2001	2000	1999
Fair value of assets acquired	—	—	$441
Liabilities assumed or created	—	—	$361

HUNT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — *(Continued)*
(In thousands except per share and per share amount, unless otherwise indicated)

17. QUARTERLY FINANCIAL DATA (UNAUDITED):

Quarterly financial data for each of the quarters during fiscal years 2001 and 2000 are as follows:

	2001			
	First	Second	Third	Fourth
Net sales	$42,263	$39,135	$ 42,743	$36,729
Gross profit	17,380	15,783	15,689	14,540
Income (loss) from continuing operations	2,500	1,179	1,151	(1,534)
Loss from discontinued operations	(821)	(196)	(1,132)	(295)
Gain (loss) on sale of discontinued operations	—	—	(27,715)	2,337
Net income (loss)	1,679	983	(27,696)	508
Basic earnings per common share:				
Income (loss) from continuing operations	$ .28	$ .13	$ .13	$ (.17)
Loss from discontinued operations	(.09)	(.02)	(.13)	(.03)
Gain (loss) on sale of discontinued operations	—	—	(3.11)	.26
Net income (loss) per share	$ .19	$ .11	$ (3.11)	$ .06
Diluted earnings per common share:				
Income (loss) from continuing operations	$ .27	$ .13	$ .13	$ (.17)
Loss from discontinued operations	(.09)	(.02)	(.13)	(.03)
Gain (loss) on sale of discontinued operations	—	—	(3.09)	.26
Net income (loss) per share	$ .18	$ .11	$ (3.09)	$ .06

	2000			
	First	Second	Third	Fourth
Net sales	$43,737	$41,797	$46,801	$43,445
Gross profit	16,855	16,122	18,754	16,817
Income from continuing operations	2,260	956	302	619
Income (loss) from discontinued operations	(58)	59	(1,590)	(579)
Net income (loss)	2,202	1,015	(1,288)	40
Basic earnings per common share:				
Income from continuing operations	$ .23	$ .10	$ .03	$ .06
Loss from discontinued operations	(.01)	–	(.16)	(.06)
Net income (loss) per share	$ .22	$ .10	$ (.13)	–
Diluted earnings per common share:				
Income from continuing operations	$ .23	$ .10	$ .03	$ .06
Loss from discontinued operations	(.01)	–	(.16)	(.06)
Net income (loss) per share	$ .22	$ .10	$ (.13)	–

17. QUARTERLY FINANCIAL DATA (UNAUDITED): — *(Continued)*

The sum of the quarterly income (loss) per share data may not be the same as income (loss) per share for the year due to changes in the number of average outstanding shares. The third quarters of fiscal years 2001 and 2000 include 13 weeks and 14 weeks, respectively.

The first quarter of fiscal 2001 net income includes pre-tax expenses of $.2 million ($.01 per share) for implementation costs in connection with the 1999 restructuring plan and a pre-tax charge of $.1 million ($.01 per share) for accrued interest relating to the patent infringement litigation. (See Notes 4 and 20.)

The second quarter of fiscal 2001 net income includes pre-tax expenses of $.1 million ($.01 per share) for implementation costs in connection with the 1999 restructuring plan and a pre-tax charge of $.1 million ($.01 per share) for accrued interest relating to the patent infringement litigation. (See Notes 4 and 20.)

During the third quarter of fiscal 2001, the Company recorded an estimated after-tax loss of $28.2 million, or $3.16 per share, related to the sale of its commercial Graphics Products business, which sale was completed in the fourth quarter of fiscal 2001. In addition, the Company recorded a tax benefit of $.5 million after-tax ($.05 per share) resulting from a resolution of a prior year tax exposure in connection with a 1997 divestiture. This item is included in the total tax benefit recorded for loss on disposal of a discontinued business. (See Note 3.) The third quarter of fiscal 2001 net loss includes pre-tax expenses of $.1 million ($.01 per share) for implementation costs in connection with the 1999 restructuring plan and credits of $.2 million pre-tax ($.02 per share) relating to reductions of some of the reserves related to the 1999 restructuring plan. (See Note 4.)

The fourth quarter of 2001 net income includes pre-tax charges of $3.9 million, or $.30 per share, relating to the 2001 cost reduction plan. In addition, the Company adjusted its effective tax rate due to the fourth quarter loss from continuing operations from a 33.2% tax expense in the first nine months of fiscal 2001 to 29.5% for the full year. The effect of this change in estimate was a decrease in the fourth quarter loss from continuing operations of $.7 million, or $.08 per share. (See Note 11.) The Company also adjusted its estimated after-tax loss related to the 2001 sale of the divested business to reflect certain closing and tax adjustments.

The first quarter of fiscal 2000 net income includes pre-tax expenses of $.1 million ($.01 per share) for implementation costs in connection with the 1999 restructuring plan.

The second quarter of fiscal 2000 net income includes pre-tax expenses of $.2 million ($.01 per share) for implementation costs in connection with the 1999 restructuring plan. In addition, the Company reduced by $.1 million pre-tax ($.01 per share) some of its reserves related to its 1997 strategic plan and its 1997 business divestitures. (See Note 4.)

The third quarter of fiscal 2000 net income includes pre-tax expenses of $.1 million ($.01 per share) for implementation costs in connection with the 1999 restructuring plan and a pre-tax charge of $3.6 million ($.24 per share) relating to a patent infringement suit with respect to one of the Company's minor products. (See Notes 4 and 20.)

The fourth quarter of fiscal 2000 net income includes a pre-tax charge of $.2 million ($.01 per share) for accrued interest relating to the patent infringement litigation. In addition, the Company reduced by $.2 million pre-tax ($.01 per share) some of its reserves related to the 1999 restructuring plan and 1997 strategic plan. (See Notes 4 and 20.)

18. INDUSTRY SEGMENT INFORMATION:

During fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires the presentation of descriptive information about reportable segments that is consistent with that made available to management to assess performance.

18. INDUSTRY SEGMENT INFORMATION: — *(Continued)*

As a result of the sale of the commercial Graphics Products business in fiscal 2001 (see Note 3) and its impact on the Company's internal organizational structure, the Company now has only a single reportable segment: Consumer Products. All of the Company' long-lived assets are located in North America.

Total export sales aggregated $15.2 million, $18.0 million, and $16.2 million in fiscal years 2001, 2000, and 1999, respectively, of which $10.8 million, $11.3 million, and $10.5 million in fiscal years 2001, 2000, and 1999, respectively, originated in Canada. The Company's two largest customers together accounted for 24%, 22%, and 20% of net sales in fiscal years 2001, 2000, and 1999, respectively.

19. FINANCIAL INSTRUMENTS:

Off-Balance Sheet Risk:

Letters of credit are issued by the Company during the ordinary course of business through major domestic banks as required by certain vendor contracts. As of December 2, 2001 and December 3, 2000, the Company had outstanding letters of credit for $1 million.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments ($20.7 million and $21.4 million at December 2, 2001 and December 3, 2000, respectively) with quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

The Company provides credit, in the normal course of business, to a large number of distributors and retailers and generally does not require collateral or other security to support customer receivables. Management believes that concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies. However, the Company's ten largest customers accounted for approximately 57% and 46% of accounts receivable at December 2, 2001 and December 3, 2000, and net sales to the Company's two largest customers together were 24%, 22%, and 20% of total net sales for fiscal 2001, 2000, and 1999, respectively. The Company performs ongoing credit evaluations of its customers, maintains allowances for potential credit losses, and carries credit insurance coverage for most of its large customer accounts.

Fair Value:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents — The carrying amount approximates fair value because of the short maturity of these instruments.

Debt (excluding capital lease obligations) — The fair value of the Company's debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

Forward exchange contracts — The Company entered into a one-month Canadian forward exchange contract with a notional value of approximately $1.9 million. The contract has no carrying value since it was entered into at fair market value on the last day of fiscal 2001.

19. FINANCIAL INSTRUMENTS: — *(Continued)*

The estimated fair values of the Company's financial instruments as of December 2, 2001 and December 3, 2000 are as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$25,966	$25,966	$23,878	$23,878
Debt (excluding capital lease obligations)	$25,000	$26,222	$52,676	$56,211

20. PATENT INFRINGEMENT LITIGATION:

Several years ago, the Company was sued for patent infringement with respect to one of its minor products. After a jury trial in 1998, a judgment was entered against the Company in the amount of $3.3 million, plus interest and costs. The verdict was appealed, and contrary to the expectations of the Company and its patent counsel, a three-judge panel of the U.S. Court of Appeals affirmed the judgment in July 2000. Subsequently, a request filed with the Court of Appeals to have the case reconsidered by all twelve judges of such court was denied in October 2000. As a result, the Company recorded a liability of $3.8 million pre-tax (including interest and other costs) in fiscal 2000. The Company then petitioned for a review of the decision by the Supreme Court of the United States, which petition was denied in April 2001. The Company recorded an additional liability of $.1 million pre-tax for interest costs relating to this matter in fiscal 2001. All amounts recorded relating to this matter are included in the accompanying Consolidated Statements of Operations under restructuring and other. During the fiscal 2001 third quarter, the Company made a payment to the plaintiff in the amount of approximately $3.9 million in satisfaction of this judgment. However, the Company and its patent counsel continue to pursue other options for overturning the verdict.

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS
for the fiscal years 2001, 2000, and 1999
(in thousands)

Column A	Column B	Column C Additions		Column D	Column E
Classification	Balance at Beginning Of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
2001:					
Allowance for doubtful accounts...	$ 873	$ 374	$ 121 (E)	$ 337(A)	$1,031
Reserve for customer returns and deductions..................	$ 926	$ 57	$ (145)(E)	$ 133(B)	$ 705
Reserve for inventory obsolescence	$2,022	$2,211	$(1,891)(E)	$ 984(C)	$1,358
2000:					
Allowance for doubtful accounts...	$ 967	$ (51)	–	$ 43(A)	$ 873
Reserve for customer returns and deductions..................	$ 1,101	$ 11	–	$ 186(B)	$ 926
Reserve for inventory obsolescence	$ 2,262	$ 1,007	–	$1,247(C)	$ 2,022
1999:					
Allowance for doubtful accounts...	$ 1,721	$ 161	$ 14(D)	$ 929(A)	$ 967
Reserve for customer returns and deductions..................	$ 1,060	$ 176	–	$ 135(B)	$ 1,101
Reserve for inventory obsolescence	$ 2,432	$ 828	–	$ 998(C)	$ 2,262

(A) Doubtful accounts written off, net of collection expenses and reclasses.
(B) Primarily credits issued to customers.
(C) Largely the result of programs to dispose of fully reserved obsolete inventory. Amount is net of recoveries.
(D) Primarily due to business acquisitions.
(E) Primarily due to business divestiture.

HUNT



CORPORATE INFORMATION

Shareholder Information:

The Annual Meeting of Shareholders will be held April 17, 2002 at 10:00 a.m. on the 50th floor, Furness Forum, Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA.

- The Company will furnish upon written request, free of charge, a copy of its Annual Report on Form 10-K (including financial statements and schedules but without exhibits) for fiscal year 2001. Copies of exhibits to the Form 10-K also will be furnished upon written request and the payment of a reasonable fee. All requests should be directed to Mr. Dennis S. Pizzica, Vice President and Chief Financial Officer, Hunt Corporation, One Commerce Square, 2005 Market Street, Philadelphia, PA 19103-7085.

- Registrar and Transfer Agent:
  American Stock Transfer & Trust Company
  40 Wall Street
  New York, NY 10005.

- Counsel:
  Drinker Biddle & Reath LLP,
  Philadelphia.

- Independent Accountants:
  PricewaterhouseCoopers LLP,
  Philadelphia.

- The common stock of the Company is listed on the New York Stock Exchange (Symbol HUN).

- Website: www.hunt-corp.com

Principal Facilities:

Operations
Statesville, North Carolina

Distribution Centers
Statesville, North Carolina
Mississauga, Ontario

Corporate Headquarters
One Commerce Square
2005 Market Street
Philadelphia, PA 19103
215-656-0300

OUR VALUES

People are the heart of our Company.

Our success depends upon creating a rich working environment for all associates where:

- Personal integrity is the primary value
- Working collaboratively is our way
- Individual development is actively supported and pursued
- Enjoying work is important

Innovation drives our business. We prize and nurture individual initiative, bold thinking, and creative problem-solving because we believe they result in unique products and innovative ways of doing business.

Exceeding customer expectations is vital to our success. We aim to provide high-quality products and services of exceptional value, superior to all competitors. This includes being honest, willing to change, easy to work with, and good listeners.

Supporting the community enriches our work. We give generously of our time, skills, and wealth to support worthwhile causes, such as the arts and children in need.

DIRECTORS AND OFFICERS

DIRECTORS

Donald D. Belcher
Chairman and Chief Executive Officer, Banta Corporation, a printing and supply chain management company

Ursula M. Burns
Corporate Senior Vice President and President, Document Solutions Group of Xerox Corporation, a document company

Jack Farber
Chairman of the Board, CSS Industries, Inc., a consumer products company

William F. Hamilton, Ph.D.
Landau Professor of Management and Technology, The Wharton School of the University of Pennsylvania

Mary R. (Nina) Henderson
Consultant to J.P Morgan Partners, LLC, a global private equity organization

Bradley P. Johnson
President and Chief Operating Officer, Hunt Corporation

Gordon A. MacInnes
President and Chief Executive Officer of Citizens for Better Schools

Robert H. Rock, D.B.A.
President, MLR Holdings, L.L.C., a publishing company

Donald L. Thompson
Chairman of the Board and Chief Executive Officer, Hunt Corporation

Victoria B. Vallely
Manager, Bartol Family Partnership, an investment partnership

EXECUTIVE OFFICERS

Donald L. Thompson
Chairman of the Board and Chief Executive Officer

John W. Carney
Vice President, Chief Administrative Officer

Bradley P. Johnson
President and Chief Operating Officer

Dennis S. Pizzica
Vice President, Chief Financial Officer, Treasurer, and Secretary

OFFICERS

John Fanelli III
Vice President, Corporate Controller

William J. Kane
Vice President, Tax & Legal Services

David C. Kalberer
Vice President, Marketing

William B. Siebert
Vice President, Global Sales

Peter M. Warner
Vice President, Financial Planning & Analysis